SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

1Q22 Highlights

Adjusted EBITDA of R$1.5 billion in the first quarter (+12.2% vs. 1Q21)

Net Income of R$670 million

Leverage of 1.0x EBITDA and a robust cash position of R$4.0 billion on 03.31.22

Copel Distribuição's adjusted LTM EBITDA 19.5% above regulatory EBITDA (efficiency of R$266.0 million).

AGM approves supplementary dividends of R$ 1.4 billion out of a total of R$3.1 billion in earnings for the year 2021

Payment of the remaining earnings (IOC and supplementary dividends) by the end of July-22

Vilas Wind Complex with EBITDA of R$21 million

5,8% reduction in manageable costs
(except provisions and reversals)

5.8% growth in Copel Distribuição's grid market (1Q22 vs. 1Q21)

Copel signs a Commitment to the Metrics of Stakeholder Capitalism

Early Start-up of five wind turbines of the Jandaíra Wind Complex

18.6% growth in electricity sold by Copel Mercado Livre

Receipt of R$ 145.8 million referring to the Water Scarcity Account

Financial Indicators

R$ million

Highlight of Indicators	1Q22	1Q21	Δ%
EBITDA (R$ million)	1,490.9	1,303.2	14.4
Net Income (R$ million)	669.8	759.2	(11.8)
Earnings per share (R$) [1]	0.24	0.29	(15.5)
Return on Shareholders' Equity (annualized) [2]	12.6%	15.9%	(20.3)
EBITDA Margin	26.7%	27.5%	(2.9)
Operating Margin	17.1%	20.6%	(16.8)
Net Margin	12.0%	15.2%	(21.3)
Book Value per Share (R$)	8.35	7.14	16.9
Net debt/ Shareholders' Net Equity [3]	51.8%	49.3%	5.0
Current Liquidity	1.17	1.1	4.5
Leverage	1.03	1.18	(12.7)

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Equity for the year. [3] Considers gross debt without endorsements and guarantees.
Values subject to rounding adjustments.

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RESULTS | 1Q22 1

List of contents

1. Consolidated Results 3
  1.1 EBITDA 3
  1.2 Operating Revenue 4
  1.3 Operational Costs and Expenses 5
  1.4 Equity in Earnings of Subsidiaries 6
  1.5 Financial Results 6
  1.6 Consolidated Net Income 6
  1.7 Debt 7
2. Investment 8
  2.1 Investment Policy 8
  2.2 Investment Program 8
  2.3 Projects Under Construction 9
3. Copel Geração e Transmissão 10
(Consolidated Results) 10
  3.1 Financial Performance 10
  3.2 Operacional Performance 12
    3.2.1 Generation 12
    3.2.2 Hydro and Wind Generation 12
    3.2.3 Thermal Generation 13
  3.3 Transmission 14
    3.3.1 RBSE Reprofiling 14
4. Copel Distribuição 15
  4.1 Financial Performance 15
    4.1.1 Regulatory Efficiency 16
  4.2 Operational Performance 17
    4.2.1 Grid Market (TUSD) 17
    4.2.2 Captive Market 17
    4.2.3 Concession Agreement 17
    4.2.4 Investment and Operational Data 18
5. Copel Mercado Livre 20
  5.1 Financial Performance 20
  5.2 Operational Performance 21
6. ESG Performance 22
  6.1 Copel pioneers in ESG in the sector 22
  6.2 Recent Highlights 22
  6.3 Indicators 23
  6.4 Ratings, Rankings, and Indexes 23
7. Other highlights 24
List of Exhibit 27

RESULTS | 1Q22

2

COPEL
Pura Energia

1. Consolidated Results

The following analyzes refer to the first quarter of 2022, compared to the same period in 2021.

1.1 EBITDA

Adjusted EBITDA, excluding non-recurring items, reached R$ 1,461.4 million in 1Q22, an amount 12.2% higher than the R$ 1,302.1 million recorded in 1Q21. This increase is mainly due to the results of Copel GeT and Copel Distribuição, partially offset by the performance of TPP Araucária, which recorded lower dispatch in the period. The main factors explaining the increase are:

(i) the better performance of Copel GeT in the result of the purchase and sale of electricity, mainly explained by the more favorable hydrological scenario in 1Q22 (GSF of 95.3% in 1Q22 against 88.6% in 1Q21) and the sale of 54 GWh in the Spot Market, compared to the purchase of 115 GWh in 1Q21;

(ii) the 5.8% growth in Copel Distribuição's grid market in the period (4.2% considering Distributed Mini and Microgeneration - MMGD) and the higher remuneration of the DISCO due to the average readjustment of 8.73% in Tariffs for the Use of the Distribution System - TUSD, applied in its 5th tariff review cycle;

(iii) the increase in remuneration on transmission assets, mainly as a result of the periodic tariff review applied to transmission agreements and the higher IPCA (Broad Consumer Price Index) in the period (3.20% in 1Q22 against 2.05% in 1Q21);

(iv) 8.7% reduction in personnel and management expenses, a decrease of R$ 26.9 million, mainly due to the reduction of 636 employees in the comparison between periods and the lower provision for profit sharing (PLR);

(v) entry of the Vilas Wind Power Complex into the generation portfolio, an asset acquired on November 30, 2021, with a positive effect of R$ 21.2 million on consolidated EBITDA; and

(vi) growth of R$ 26.0 million (+30.0%) in the equity in earnings of subsidiaries, effect of the higher remuneration on transmission assets due to the tariff review and higher IPCA in the period.

These events were partially offset by:

(i) lower dispatch from TPP Araucária, a drop of 65.4% in the comparison between periods (238 GWh in 1Q22 against 687 GWh in 1Q21) combined with the fact that its operation in 1Q22 essentially took place in the substitute generation modality, in which the margins are smaller; and

(ii) an increase of R$ 50.0 million in the line "provisions and reversals" (R$ 115.9 million in 1Q22 against R$ 66.0 million in 1Q21) basically due to the increase of R$ 18.4 million in the estimate of expected credit losses and the recording of R$ 64.2 million in provisions for litigation, basically, to labor claims in the amount of R$ 26.7 million and civil lawsuits within the scope of the DISCO in the amount of R$18, 4 million.

Adjusted Consolidated EBITDA

+159 million
(+12.2%)
1,302
+137
+45
-40
+17
1,461
EBITDA adjusted 1Q21
GET
DIS
UEGA
OTHERS
EBITDA adjusted 1Q22

In 1Q22, the following non-recurring items were recorded: (i) positive effect of R$ 43.4 million resulting from the application of tariff flags in Compensated Electricity from Distributed Mini and Microgeneration - MMGD; (ii) negative effect of R$ 21.8 million related to fair value in the purchase and sale of electricity (mark-to-market), amount determined by the difference between the contracted price and the future market price estimated by the Company; and (iii) reversal of R$ 7.9 million due to

RESULTS | 1Q22
3

COPEL
Pura Energia

the withdrawal of employees from the Voluntary Dismissal Program (PDI). More details related to non-recurring items can be viewed in Exhibit I.

Thus, EBITDA for the quarter, including non-recurring items totaled R$ 1,490.9 million, an amount 14.4% higher than the R$ 1,303.2 million recorded in 1Q21. Including amounts from Copel Telecom's discontinued operations in 1Q21, the increase in the quarterly comparison would be 8.8% (R$ 1,490.9 million in 1Q22 against R$ 1,370.6 million in 1Q21).

1.2 Operating Revenue

Net operating revenue totaled R$ 5,587.7 million in 1Q22, up 12.1% from the R$ 4,985.8 million recorded in 1Q21. This result is mainly a reflection of:

(i) the 21.9% increase in revenue from "electricity sales to final customers", basically due to (a) the growth of Copel Distribuição's captive market, valued by the average effect of an 11.32% increase in electricity tariffs (TE) applied in its 5th tariff review cycle; (b) the 48.5% increase in the volume of electricity sold to Copel Mercado Livre's free customers (2,922 GWh in 1Q22 compared to 1,967 GWh in 1Q21); and (c) of the application of tariff flags in Distributed Micro and Minigeneration – MMGD;

(ii) the growth of R$ 138.0 million (+12.3%) in revenue from "Use of the main distribution and transmission grid", basically due to (a) the 5.8% growth in Copel Distribuição's grid market in the period (4.2% considering distributed micro and mini generation); (b) the higher remuneration of the DISCO due to the average readjustment of 8.73% in the TUSD, applied in its 5th tariff review cycle; and (c) the increase in remuneration on transmission assets as a result of the periodic tariff review applied to transmission agreements and the higher IPCA in the period (3.20% in 1Q22 against 2.05% in 1Q21);

(iii) the 72.8% increase (+R$ 98.2 million) in the "distribution of piped gas" line, basically due to the tariff readjustments applied to gas consumers in August 2021 and February 2022 with average effects of 19% and 30%, respectively; and

(iv) the increase of R$ 42.7 million in the "other operating revenues" line, mainly due to the increase of R$ 29.1 million in revenue from leasing and rentals, with emphasis on the growth of DISCO's revenue from sharing posts, as a result of the higher number of posts/fixing points allocated and the contractual readjustment by the IGP-M (General Price Index).

These results were partially offset by the 13.1% reduction in revenue from "electricity sales to distributors", mainly due to the lower dispatch from TPP Araucária, down 65.4% in the comparison between periods (238 GWh in 1Q22 compared to 687 GWh in 1Q21). More details can be seen in Exhibit III.

Net Operating Revenue
R$ 5,587.7 mi
Electricity sales to final customers 38%
Electricity sales to distributors 18%
Use of the main distribution and transmission grid 22%
Construction revenue 9%
Fair value of assets from the indemnity for the concession 1%
Distribution of piped gas 4%
Result of sectorial financial assets and liabilities 6%
Other operating revenues 2%

RESULTS | 1Q22
4

COPEL
Pura Energia

1.3 Operational Costs and Expenses

In 1Q22, operating costs and expenses increased 12.5%, totaling R$ 4,530.1 million, compared to R$ 4,026.3 million in 1Q21, mainly as a result of:

(i) the 15.0% or R$ 253.1 million increase in expenses with "electricity purchased for resale" mainly due to the higher volume of electricity purchased by Copel Mercado Livre to meet the higher volume of electricity sold in the period;

(ii) the 38.3% growth or R$ 214.7 million in the "charge of the main distribution and transmission grid" line, mainly due to higher System Services Charges - ESS due to thermal dispatch outside the order of merit;

(iii) the registration of R$ 187.4 million in the "Natural gas and supplies for the gas business" line, against R$ 95.0 million in 1Q21, as a result of the acquisition of natural gas at a higher cost due to exchange rate variations and the price of petroleum; and

(iv) the provisions in the period, with a result of R$ 115.9 million, an increase of 75.8% compared to the previous period, mainly due to the recording of R$ 64.2 million in provisions for litigation, basically due to labor claims and civil lawsuits within the scope of the DISCO and the increase of R$ 18.4 million in the estimate of expected credit losses – PECLD. More information in Note 29 to our Financial Statements.

These increases were partially offset by the 73.3% reduction in expenses with "Materials and supplies for power eletricity", due to lower dispatch from TPP Araucária as a result of improved hydrological conditions.

PMSO expenses, excluding provisions and reversals, decreased by 5.8% in relation to the same period of the previous year, mainly due to the 8.7% reduction in personnel and management costs.

R$'000

Manageable Costs	1Q22	1Q21	Δ%
Personnel and management	282.325	309.250	(8,7)
Private pension and healthcare plans	68.085	61.838	10,1
Material	18.236	16.672	9,4
Third-party services	167.930	167.081	0,5
Other costs and expenses operating	93.115	113.408	(17,9)
TOTAL	629.691	668.249	(5,8)

Specifically regarding the costs with "personnel and management", neutralizing the effects of the provision referring to the performance bonus (PPD) and profit sharing (PLR) and the reversal associated with the Voluntary Dismissal Program (PDI), there is a reduction of 1.3% in the quarterly comparison, despite the salary adjustment of 10.78% applied through a collective agreement in October 2021. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 12.7% between 1Q21 and 1Q22, there was a reduction in real terms of 12.40%, mainly explained by the reduction of 636 employees through, basically, voluntary dismissal programs carried out in the period.

R$'000

Personnel and Management	1Q22	1Q21	Δ%
Personnel and management	282.325	309.250	(8,7)
(-) Profit sharing (PLR) and PPD	(54.305)	(70.276)	(22,7)
(-) Provision for indemnification for voluntary dismissal	7.880	-	-
TOTAL	235.900	238.974	(1,3)

Headcount evolution

-27.4%
8,245
7,611
7,095
6,667
6,625
6,383
5,989
2017
2018
2019
2020
1Q21
2021
1Q22
Geração e Transmissão
Distribuição
Others

RESULTS | 1Q22
5

Construction cost
10%
Provisions and reversals
3%
Depreciation and
amortization
7%
Natural gas and supplies
for the gas business
4%
Materials and supplies
for power electricity
2%
PMSO
14%
Operating Costs and
Expenses
R$ 4,530.1 mi
Electricity purchased
for resale
43%
Charge of the main
distribution and
transmission grid
17%

1.4 Equity in Earnings of Subsidiaries

Equity in earnings of subsidiaries shows gains and losses on investments made in joint ventures and in Copel's associates. In 1Q22, the amount was R$ 112.8 million compared to R$ 86.7 million recorded in 1Q21, mainly due to the positive result of the jointly controlled transmission companies, mainly as a result of the higher monetary correction on contract assets. More details can be seen in Exhibit I.

1.5 Financial Results

In 1Q22, the financial result was negative by R$ 213.2 million, compared to negative R$ 19.1 million recorded in 1Q21, mainly due to (i) 64.6% increase in financial expenses, reflecting the higher interest in the period (CDI of 2.43% in 1Q22 against 0.49% in 1Q21 and IPCA of 3.20% in 1Q22 against 2.05% in 1Q21) and higher balance of loans and financing (R$ 11.8 billion vs. R$9.6 billion in 1Q21); and (ii) a reduction of R$8.5 million (-3.2%) in financial income, mainly as a result of the mainly as a result of the full settlement of the outstanding balance of the CRC by the State of Paraná balance State of Paraná on August 10, 2021, partially offset by the income of financial investments (+R$ 68.0 million), due to the higher CDI and greater cash availability in the period (+34.9%).

R$'000

Financial Results	1Q22	1Q21	Δ%
Financial Revenues	259,875	268,329	(3.2)
Financial Expenses	(473,102)	(287,461)	64.6
TOTAL	(213,227)	(19,132)	-

1.6 Consolidated Net Income

In 1Q22, Copel recorded a net income of R$ 669.8 million, an amount 11.8% lower than the R$ 759.2 million recorded in the same period in 2021. In addition to the items already mentioned, it is worth mentioning the increase of R$ 63.4 million in the line "depreciation and amortization" basically due to the assets of the Vilas Wind Power Complex and the adhesion, in 2021, to the renegotiation of the hydrological risk (GSF reconciliation). The amounts above do not consider the effects of the accounting reclassification referring to the discontinued operation of Copel Telecom. Thus, including amounts from discontinued operations, the reduction in the quarterly comparison would be 15.8% (R$ 669.8 million in 1Q22 against R$ 795.2 million in 1Q21).

795
602
(504)
(20)
(194)
26
(36)
670
1Q21 Results
Operating Revenue
Operating Costs and Expenses
Tax
Financial Results
Equity
Discontinued Operations
Resultado 1Q22 Results

RESULTS | 1Q22

6

COPEL
Pura Energia

1.7 Debt

Copel's total consolidated debt amounted to R$ 11,831.5 million on March 31, 2022, variation of 0.05% in relation to the amount recorded on December 31, 2021, of R$ 11,826.1 million.

At the end of 1Q22, the Company's gross debt represented 52.5% of consolidated shareholders' equity, which was R$ 22,841.1 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of March 2022.

Debt by Subsidiary

R$'000

R$ mil	GeT	DIS	Holding	Other	Total
Total debt	5,315,656	3,292,451	1,155,211	2,068,154	11,831,472
Availability	1,394,253	639,513	442,048	1,761,797	4,237,611
Adjusted Net Debt	**3,921,403**	**2,652,938**	**713,163**	**306,357**	**7,593,861**
Average Cost	8.78%	9.34%	17.32%	9.60%	9.10%
Duration (years)	3.6	3.0	0.5	4.9	3.9

Adjusted Net Debt/EBITDA

Net Debt/EBITDA¹
(R$ million)
3.1
3.1
2.0
1.3
1.0
1.0
8,601
9,290
8,407
6,412
7,957
7,594
2017
2018
2019
2020
2021
1Q22
Adj. Net Debt
Adj. Net Debt/Adj. Ebitda

Debt Indexers

Average cost: 9.10%

Debentures and PN
69.9%
IPCA
30%
CDI
53%
TJLP
17%
Banco do Nordeste
5.7%
BB S/A and OTHERS
6.0%
BNDES
18.4%

Amortization - R$ million

Average term to maturity: 3.9 years

3,104
1,348
728
1,641
1,544
476
2,799
Cash
2024

Weighted Average Cost and Duration

3.4
3.3
3.1
3.5
3.8
3.9
4.9%
5.2%
5.8%
6.4%
7.8%
9.1%
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
WACC
Duration (Years)

RESULTS | 1Q22

7

COPEL
Pura Energia

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i) Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;

(ii) Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and

(iii) Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

On December 8, 2021, at its 221st Ordinary Meeting, the Company's Board of Directors approved the amount of R$ 2,067.1 million intended for the investment program scheduled for 2022. Copel Distribuição covers most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, highlighting the continuity of execution of the Paraná Trifásico and Smart Grid programs already started in 2021. These programs aim to renew depreciated assets in areas rural areas, improving quality and service agility, integration with smart cities and improved information via grid sensing.

2.2 Investment Program

R$ million

Subsidiary / SPC	Carried 1Q22	Scheduled 2022
Copel Distribuição [1]	**486.0**	**1,634.5**
Copel Geração e Transmissão	**72.4**	**407.3**
Generation		
Jandaíra Wind Complex	27.3	156.4
Hydroelectric Power Plants	6.7	37.8
Wind Farms	5.7	22.6
Small Hydroelectric Plants	-	20.5
Transmission		
Improvements/Reinforcement	13.2	73.6
TL Curitiba Leste-Blumenau	-	13.9
Other projects GeT [2]	19.6	**82.5**
Holding	**1.3**	**6.7**
Copel Comercialização	**0.7**	**2.9**
Copel Serviços	**0.1**	**2.4**
Other participations [3]	-	**13.3**
Total	**560.4**	**2,067.1**

[1] Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and Confiabilidade
[2] Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines and
[3] Other Participations: includes Complexo Bandeirantes, SPE Voltália and Innovation Startup

RESULTS | 1Q22
8

COPEL

2.3 Projects Under Construction

Jandaíra Wind Complex

On October 18, 2019, Copel GeT, in consortium with subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 auction for power generation from new projects and sold 14.4 average MW of the Jandaíra Wind Complex, approximately 30% of the assured energy, as follows:

Jandaíra Wind Complex	Number of Wind Turbines	Installed Capacity (MW)	Assured Energy (average MW)	Capex (R$ million)	Energy Sold					End of Authorization
					Auction 1	Amount (average MW)	Price (2) (R$/MWh)	Start of Supply	End of Supply	
WPP Jandaíra I	3	10.4	5.6	411.0	30º LEN (18/10/2019)	33.0	116.51	Jan-25	Dec-44	Apr-55
WPP Jandaíra II	7	24.3	12.3							
WPP Jandaíra III	8	27.7	14.9							
WPP Jandaíra IV	8	27.7	13.9							
Total	26	90.1	46.6							

[1] LEN - Auction of energy from new projects
[2] Updated until Mar/2022. Source: CCEE.

At the beginning of April 2022, five generating units from the Jandaíra Wind Complex started their test operation, which total 17.3 MW of installed capacity, according to ANEEL Order No. 958, of April 8, 2022. During the test period, the electricity generated will be paid out at the Price for Settlement of Differences - PLD in the CCEE Spot Market. The other wind turbines in the complex will start operating in a staggered manner until the end of 2022, more than two years before the start of the deadline for delivery of the contracted supply. The project has financing from Banco do Nordeste for approximately 50% of the planned investment.

Next to the parks, we built a substation, still in the commissioning phase, and a 16 km transmission line, already completed, which will operate at 230 kV and drain the electricity to be generated in the Complex to the National Interconnected System (SIN).

RESULTS | 1Q22

9

3. Copel Geração e Transmissão

(Consolidated Results)

3.1 Financial Performance

Copel GeT presented consolidated EBITDA of R$ 933.2 million in 1Q22, an increase of 11.0% compared to the first quarter of 2021. Except for the extraordinary effects, related to the reversal of R$ 1.5 million from the indemnification for voluntary dismissal (PDI), due to the withdrawal of employees who had joined the program, Copel GeT's adjusted EBITDA increased by 10.8% in comparison with the same period of the previous year.

This result mainly reflects (i) the increase in transmission revenue, resulting from the addition of reinforcements and improvements, which went from R$248.5 million in 1Q21 to R$315.9, as well as an increase in the IPCA (3.20% in 1Q22 compared to 2.05% in 1Q21), an index that readjusts the transmission companies' contracts; (ii) the 31.9% growth in equity income, also influenced by the higher IPCA on transmission contract assets; (iii) the increase in the result from the purchase and sale of electricity, given the improvement in the hydrological scenario in 1Q22 (GSF of 95.3% in 1Q22 against 88.6% in 1Q21); (iv) the positive result of R$ 21.2 million from the Vilas Wind Power Complex, which became part of Copel GET's results in December 2021.

This result was partially offset by (i) the significant 65% reduction in TPP Araucária dispatch compared to the first quarter of the previous year, which negatively impacted Copel GET's EBITDA by R$40 million, compared to 1Q21; and (ii) the reduction in revenue from electricity sales to final customers (free customers), which had a null amount in 1Q22 compared to 328 GWh in 1Q21, due to the termination of most contracts.

R$ million

Adjusted EBITDA	1Q22	1Q21	Δ%
EBITDA	993.2	895.0	11.0
(-)/+ Provision for indemnification for voluntary dismissal	(1.5)	-	-
Adjusted EBITDA	991.6	895.0	10.8
(-)/+Equity	(113.7)	(86.2)	31.9
Adjusted EBITDA without equity	878.0	808.8	8.5

Manageable costs, excluding provisions and reversals, decreased by 6.1%, as a result of the decrease in the other operating costs and expenses line, as a result of lower costs with indemnities and compensation for the use of water resources (R$ 20.1 million in 1Q22 compared to R$27.2 million in 1Q21). This result was partially offset by: (i) the R$2.5 million increase in pension and assistance plans; and (ii) the increase in third-party services, basically, in the recording of expenses with specialized services, communication, processing and data transmission (R$ 21.7 million in 1Q22 against R$ 12.1 million in 1Q21).

R$'000

Manageable Costs	1Q22	1Q21	Δ%
Personnel and management	88,381	88,216	0.2
Private pension and healthcare plans	20,191	17,695	14.1
Material	3,495	3,246	7.7
Third-party services	49,003	47,138	4.0
Other costs and expenses operating	44,355	62,514	(29.0)
TOTAL	205,425	218,809	(6.1)

Excluding the effects of reversal of indemnity amounts provisioned for the PDI, lower provision for profit sharing (PLR) and performance bonus (PPD), the personnel and management account recorded an increase of 5.9% in relation to the amounts recorded in 1Q21, lower than the salary adjustment of 10.78% applied through a collective agreement in October 2021.

RESULTS | 1Q22

10

COPEL
Pura Energia

Personnel and Management	1Q22	1Q21	Δ%
			R$'000
Personnel and management	88,381	88,216	0.2
(-) Profit sharing program (PLR) and PPD	(14,275)	(16,804)	(15.1)
(-/+) Provision for indemnification for voluntary dismissal	1,535	-	-
TOTAL	75,641	71,412	5.9

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 12.7% between 1Q21 and 1Q22, personnel and management costs decreased by 6.0% in real terms.

Main Indicators	1Q22	1Q21	Δ%
			R$ million
Net Operating Revenue (R$ million)	1,399.6	1,565.8	(10.6)
Operating Costs and Expenses (R$ million)	(710.4)	(894.5)	(20.6)
Operating Income (R$ million)	642.6	666.5	(3.6)
Net Income (R$ million)	463.4	478.5	(3.2)
EBITDA (R$ million)	993.2	895.0	11.0
Operating Margin	45.9%	42.6%	7.9
Net Margin	33.1%	30.6%	8.3
EBITDA Margin	71.0%	57.2%	24.1
Investment Program (R$ million)	206.0	114.2	80.4

In 1Q22, Copel GeT recorded net income of R$ 463.4 million, a reduction of 3.2% compared to 1Q21. This result mainly reflects: (i) the lower dispatch volume of TPP Araucária, with the sale of 238 GWh in 1Q22 compared to 687 GWh in 1Q21 and (ii) the negative financial result of R$ 160.2 million in 1Q22, compared to negative R$ 90.9 million recorded in 1Q21, due to the increase in debt charges.

RESULTS | 1Q22

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COPEL
Pura Energia

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business. It is currently the 10th largest hydraulic generator in terms of installed capacity in the country, with a 2.4% share of the national installed capacity. Our transmission business totals an Annual Allowed Revenue (RAP) of R$ 1,220.1 million, including partneships, representing 3.7% of the Brazilian market.

In the Generation business, Copel GET operates a diversified complex of hydroelectric, wind and thermal plants, totaling 6,615.2 MW of installed power and 3,037.0 MW of physical guarantee (including SPE's, partic Garantia Fisica - MWm segment, Copel has a total grid of 9,616 km of transmission line and 53 basic grid substations, considering the partnerships.

For more information on generation and transmission operational data, see Exhibit IV.

Transmission line
Hydroelectric plant
Substation
Wind farm

3.2.1 Generation

Copel's generating complex is made up of 94% of renewable sources such as hydro and wind. In addition, a wind farm and a hydroelectric plant are under construction.

Installed Capacity by Source

Thermal
6%
Wind
13%
6,615.2 MW
Hydro
81%

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms in 1Q22 was 3,626 GWh, against 5,422 GWh in 1Q21. This reduction is due to excess flow in reservoirs in the Southeast Region, which were able to meet much of the demand in the South Region through the Energy Reallocation Mechanism – MRE, without losses for Copel and allowing the recovery of reservoirs in the South Region.

RESULTS | 1Q22
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COPEL
Pura Energia

There was also a reduction in the electricity generated by Copel's wind farms, due to the effects of La Niña in the Northeast region of the country. Below is the energy flow of the Copel group in 2022.

The volume of electricity sold by Copel Geração e Transmissão (including energy from HPP Foz do Areia (FDA) and SHP Bela Vista, but excluding TPP Araucária) reached **4,495** GWh in **1Q22**, an increase of 3.6% compared to the same period of the previous year. For wind farms, total electricity sold was 805 GWh, an increase of 22.3%, mainly influenced by the Vilas Complex, which since December/21 and represented 29.4% in this quarter of the wind power generation.

Generation Consolidated Sales (GWh)

4,998
658
4,340
5,300
805
4,495
1Q21
1Q22
Copel GeT
Wind Farm Complex

TPP Araucaria Generation (GWh)

352
687
238
507
75
641
797
380
1Q
2Q
3Q
4Q
2020
2021
2022

GSF - Generation Scaling Factor

95.0%
67%
94.3%
87%
112%
97.1%
119%
106.5%
Jan
Feb
Mar
Apr
2021
2022

3.2.3 Thermal Generation

TPP Araucária

In 1Q22 there was a reduction in dispatch from UTE Araucária due to the improvement in hydrological conditions. The plant generated 238 GWh in the period from January to March 2021, a reduction of 65% compared to 1Q21.

In December 2021, an amendment was signed to the gas supply agreement with Petróleo Brasileiro S.A ("Petrobras"), as Notice to the Market 46/21. Thus, the thermoelectric remains available to the National Interconnected System ("SIN") and can be dispatched at the discretion of the National System Operator ("ONS").

Average Monthly PLD (South Submarket) - R$/MWh

242.7
62.92
166.0
55.7
109.0
55.7
132.6
55.7
Jan
Feb
Mar
Apr
2021
2022

RESULTS | 1Q22
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Pura Energia

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive power transmission grid of its own, Copel provides services to projects of other concessionaires with the quality of someone who has more than 60 years of experience in the sector.

The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of Copel GeT's annual revenue allowed (RAP) from transmission, also considering the partnerships. Below we describe the receipt flow of the portion of Revenue referring to the Basic Grid of Existing System - RBSE for the next cycles. It is important to note that all RAP values may be changed in the future, subject to determination by the regulatory body. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Regulation Procedures – Proret.

55.73
136.55
153.38
81.48
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
Cycle 2021-2022
Cycle 2022-2023
Cycle 2023-2024
Cycle 2024-2025
Cycle 2025-2026
Cycle 2026-2027
Cycle 2027-2028
RBSE - Operation and maintenance
RBSE - Economic Component PRT 120/2016
RBSE - Financial Component PRT 120/2016

Note:
Economic component: future values based on the 2021-2022 cycle (last ANEEL Resolution REH published)
Financial component: values published in REH 2847/21
RBNI: additions to values from the 2022-2023 cycle are based on the expected start-up dates of the new facilities, as informed in REH 2959/21 and authorizations
Future values are based on the 2021-2022 cycle (REH 2959/21, with price reference Jun/21)
RAP values up to the 2021/2022 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication)

RESULTS | 1Q22
14

4. Copel Distribuição

4.1 Financial Performance

In 1Q22, Copel Distribuição recorded an EBITDA of R$ 435.1 million, an increase of 27.3% compared to the R$ 341.8 million recorded in 1Q21. With the exception of the non-recurring items listed below, adjusted EBITDA in 1Q22 was R$ 387.7 million, 13.4% higher than in 1Q21. This result is mainly due to the 5.8% growth in Copel Distribuição's grid market in the period (4.2% considering distributed micro and mini generation); (b) the higher remuneration of the DISCO due to the average readjustment of 8.73% in the TUSD, applied in its 5th tariff review cycle, and stability of manageable costs (PMSO).

R$ million

Adjusted EBITDA	1Q22	1Q21	Δ%
EBITDA	435.1	341.8	27.3
(-)/+ Tarif Flag - MMDG	(43.4)	-	-
(-) /+ Provision for imdemnization for volutary dismissal	(3.9)	-	-
Adjusted EBITDA	387.7	341.8	13.4

Manageable costs, excluding provisions and reversals, decreased by 3.5% compared to 1Q21, mainly due to (i) the 10.2% reduction in personnel and management costs, which reflects the reduction in amounts paid with participation in profit sharing (PLR) and the effects of the Company's Voluntary Dismissal Programs – PDI; and (ii) the reduction in Third-party services which, even with the increase in expenses with outsourced call center and customer services, showed a reduction of 8.0% in the comparison between the quarters, mainly due to the reduction in 11.2% of expenses with maintenance of the electrical system and 27.1% of expenses with maintenance of facilities. This result was partially offset by the 28.4% increase in other operating costs and expenses, mainly due to the increase in vehicle and equipment rental expenses.

R$'000

Manageable Costs	1Q22	1Q21	Δ%
Personnel and management	165,461	184,260	(10.2)
Private pension and healthcare plans	42,945	39,002	10.1
Materials	14,068	13,049	7.8
Third party services	108,721	118,233	(8.0)
Other operating costs and expenses	44,700	34,833	28.3
TOTAL	375,895	389,377	(3.5)

Even with the salary adjustment of 10.78% applied by the collective agreement in October 2021, excluding the effects of provisions for profit sharing (PLR), 27.2% lower than the previous year; the performance bonus (PPD), 5.7% higher than the previous year; and the reversal of indemnity for voluntary dismissals (PDI) resulting from the withdrawal of 17 employees who had adhered to the 2021 PDI, the personnel and administrators account recorded a reduction of 3.7% compared to the same period of the previous year.

R$'000

Personnel and Management	1Q22	1Q21	Δ%
Personnel and management	165,461	184,260	(10.2)
(-) Profit sharing (PLR) and PPD	(35,926)	(45,651)	(21.3)
(-) Provision for indemnification for voluntary dismissal	3,947		-
TOTAL	133,482	138,609	(3.7)

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 12.7% between 1Q21 and 1Q22, the personnel cost line registered a reduction in real terms of 14.6% in relation to the values recorded in 1Q21, result, in particular, of the reduction of 287 employees between the periods.

The following table presents the main indicators of Copel Distribuição:

RESULTS | 1Q22

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COPEL
Pura Energia

Main Indicators	1Q22	1Q21	Δ%
		R$ million	
Net Operating Revenue (R$ million)	3,522.0	3,074.6	14.6
Operating Costs and Expenses (R$ million)	(3,195.4)	(2,832.8)	12.8
Operating Income (R$ million)	348.7	265.5	31.3
Net Income (R$ million)	228.0	173.3	31.6
EBITDA (R$ million)	435.1	341.8	27.3
Operating Margin	9.9%	8.6%	14.6
Net Margin	6.5%	5.6%	14.9
EBITDA Margin	12.4%	11.1%	11.1
Investment Program (R$ million)	486.0	343.4	41.5

Net income in 1Q22 was R$228.0 million, an increase of 31.6% compared to R$173.3 million in 1Q21.

In 1Q22, we also highlight:

(i) the 19.5% increase in electricity sales to final customers, due to the growth of the captive market, valued by the average effect of an 11.32% increase in energy tariffs (TE) approved in the 5th periodic tariff review, and by the application of tariff flags in MMGD;

(ii) the 35.3% increase in expenses with charges of main transmission grid, due to the increase in remuneration on transmission assets as a result of the periodic tariff review applied to transmission agreements and the higher IPCA in the period (3.20% in 1Q22 compared to 2.05% in 1Q21);

(iii) the 6.8% increase in revenue from use of the main distribution grid, due to the growth of Copel Distribuição's grid market, valued by the average effect of an 8.73% increase in the tariffs for the use of the distribution system (TUSD), result of the 5th periodic tariff review;

(iv) the increase of 105.1% or R$ 168.8 million in System Services Charges – ESS, mainly due to thermal dispatch outside the order of merit;

(v) the 62.2% increase in provisions for civil and labor claims and the 24.4% increase in provisions for doubtful accounts, reaching R$48.6 million at the end of March 2022; and

(vi) and the 36.3% increase in other operating revenues, mainly due to the growth in revenue from leasing and rental of equipment and structures, especially from pole-sharing contracts, due to the higher volume of poles/fixation points allocated and the contractual adjustment by the IGP-M.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,675.6 million in the last 12 months, an amount 22.7% above the regulatory EBITDA of R$1,366.1 million for the same period, equivalent to an efficiency of R$309.5 million , already contemplating the result of the 5th Periodic Tariff Review Cycle, with an increase of approximately 70% in the RAB as of June 24, 2021.

Adjusted EBITDA Efficiency of the last 12 months
R$ mm

1,632.1
Efficiency
19.5%
1,285.9
1,276.4
8.0%
14.7%
1,366.1
Efficiency % > 0
Real EBITDA > Regulatory Ebitda
1,181.8
1,120.9
Mar-20
Mar-21
Mar-22
Performed Adjusted EBITDA
Regulatory EBITDA (Tariff)

Non-recurring items	R$ million
Performed LTM EBITDA	1,666.9
(-) Overcontracting	(71.8)
(+) PDI	59.1
(-) Headquarters sale	(27.9)
(-) Tariff Flags - MMGD	(43.4)
(+) PLR GSF	49.3
Adjusted LTM EBITDA	1,632.1

RESULTS | 1Q22

16

COPEL

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free consumers existing in its concession area, showed a 5.8% growth in electricity consumption in the first quarter of 2022 compared to the same period of the previous year. Considering the effects of compensated electricity from Distributed Mini and Microgeneration – MMGD, which went from 136 GWh in 1Q21 to 274 GWh in 1Q22, with an increase of 101.7%, the growth of the grid market registered a variation of 4.2% between periods, having already computed the Availability Cost verified for the Distributed Generation market.

4.2.2 Captive Market

Copel Distribuição's captive market consumption totaled 5,319 GWh in 1Q22, an amount 5.3% higher than the same period of the previous year.

Captive Market
Other 12%
Rural 13%
Residential 42%
Commercial 21%
Industrial 12%

Total Market
Other 8%
Rural 8%
Residential 26%
Commercial 19%
Industrial 39%

For more information about Grid Market and Captive Market, consult [Notice to the Market – 07/22](#).

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For the DEC, the result calculated in 12 months until March/22 was 7.32 hours compared to the regulatory limit of 9.19 hours for 2022. In the FEC indicator, the result in the same period was 4.82 interruptions and below the regulatory limit of 6.80 interruptions. It is noteworthy that in both quality indicators the result is below the last regulatory inspection target in 2026.

DEC
(Measured in hour and centesimal of hour)
9.29
9.19
8.69
8.35
8.14
7.68
7.22
7.32
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

FEC
(Measured in number of interruptions and fraction)
6.84
6.80
6.39
5.93
5.80
5.36
4.83
4.82
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

$$\frac{Net\ Debt}{EBITDA - RC} \leq \frac{1}{(1.1 * Selic)}$$

RESULTS | 1Q22
17

COPEL
Pura Energia

4.2.4 Investment and Operational Data

Tranformation Program (Programa Transformação)

The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

- Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. As of March 31, 2022, 130,000 rural customers had already benefited over 7,912 km of grid.
- Smart Grid: implement a private communication grid with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. As of March 31, 2022, there were already 330,000 smart meters installed.
- Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of March 2022, the extension of the installed compact and protected grid was 19,206 km compared to 14,960 km in March 2021, an increase of 4,246 km, or 28.38%, in twelve months.

Isolated Secondary Grid- Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of March 2022, the extension of installed isolated secondary distribution grid was 21,119 km, compared to 20,140 km in March 2021, an increase of 979 km, or 4.86%, in twelve months.

Losses

Energy losses refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. In 1Q21, Technical Losses closed with 517 GWh.

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a

RESULTS | 1Q22
18

COPEL
Pura Energia

reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. Until March 2022, the amount was 180 GWh.

It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil.

Total Losses were 697 in the first quarter of 2022. In terms of classification, Total Losses for the quarter are made up of 74.2% Technical Losses and 25.8% Non-Technical Losses.

Total Losses

8.09%
8.07%
8.14%
8.18%
7.76%
7.77%
7.80%
8.28%
7.28%
7.80%
7.73%
7.32%
2017
2018
2019
2020
2021
1Q22
Total Losses/Power Grid - %
Regulatory Level - %

RESULTS | 1Q22
19

COPEL
Pura Energia

5. Copel Mercado Livre

5.1 Financial Performance

In 1Q22, Copel Mercado Livre recorded adjusted EBITDA of R$ 22.3 million, an amount 0.8% higher than the R$ 22.2 million recorded in 1Q21, mainly reflecting the 18.6% increase in electricity volume sold, impacted by the 13.3% growth in sales to free consumers and 6.8% bilateral contracts.

The significant increase in the volume of electricity sold between the periods resulted in a 32.4% increase in net operating revenue, from R$ 894.5 million in 1Q21 to R$ 1,184.0 million in 1Q22. This result was partially offset by the 35.8% increase in Operating Costs and Expenses, mainly due to the R$ 311 million (35.9%) increase in the electricity purchased for resale between the periods.

R$ million

Adjusted EBITDA	1Q22	1Q21	Δ%
EBITDA	0.8	23.3	(96.5)
(-)/+ MTM Copel COM	21.8	(1.1)	-
(-)/+ Provision for indemnification for voluntary dismissal	(0.3)	-	-
Adjusted EBITDA	22.3	22.2	0.8

EBITDA with non-recurring events in 1Q22 decreased by 96.5%, from R$ 23.3 million in 1Q21 to R$ 0.8 million, due to the marking to market of electricity purchase and sale agreements, which had a negative effect of R$ 21.8 million in 1Q22 compared to the positive effect of R$ 1.1 million in the same period of the previous year. This variation is due to the calculation of the fair value that was impacted by the increase in the NTN-B discount rate in an environment of rising basic interest rates in the economy (SELIC rate).

Manageable costs increased 11.4% in 1Q22 compared to 1Q21, mainly as a result of (i) the 81.5% increase (R$ 0.54 million) in Other Operating Costs and Expenses by the increase of R$ 0.36 million in Insurance expenses and (ii) the 12.4% increase (R$ 0.11 million) in Third-party Services due to the increase of R$ 0.11 million in expenses with Communication and data processing and transmission. It is worth noting the 2.6% reduction in Personnel and Management costs due to the reversal of PDI provisions in the amount of R$ 0.31 million and the increase in remuneration costs of R$ 0.17 million.

R$'000

Manageable Costs	1Q22	1Q21	Δ%
Personnel and management	3,445	3,537	(2.6)
Private pension and healthcare plans	463	398	16.4
Material	12	5	136.6
Third party services	960	855	12.4
Other costs and expenses operating	1,193	657	81.5
TOTAL	6,074	5,452	11.4

Excluding the effects of profit sharing (PLR) and the provision for the Voluntary Dismissal Program in 1Q22, the personnel and management account recorded an increase of 7.6% in relation to the amounts recorded in 1Q21, as a result of the salary readjustment of 10,78% on the base date of October/2021.

R$'000

Pessoal and Management	1Q22	1Q21	Δ%
Personnel and management	3,445	3,537	(2.6)
(-) Profit sharing (PLR) and PPD	(553)	(559)	(1.1)
(-)+ Provision for indemnification for voluntary dismissal	311	-	-
TOTAL	3,203	2,978	7.6

Net income in 1Q22 was R$ 4.6 million, a reduction of 74% compared to R$ 17.9 million in 1Q21. Considering the non-recurring items in the periods, the adjusted net income was R$ 19 million, an amount 11.8% higher compared to the same period of the previous year of R$ 17 million.

In 1Q22, the increase of R$ 0.34 million in Provisions and Reversals is also noteworthy, reflecting the addition of Estimated Losses for Doubtful Accounts - PECLD, variation in provision of R$ 0.50 million in the comparison between periods, and reduction in litigation by R$ 0.16 million.

RESULTS | 1Q22

20

COPEL
Pura Energia

R$ million

Main Indicators	1Q22	1Q21	Δ%
Net Operating Revenue (R$ million)	1,184.0	894.5	32.4
Operating Costs and Expenses (R$ million)	(1,183.3)	(871.2)	35.8
Operating Income (R$ million)	7.0	27.1	(74.1)
Net Income (R$ million)	4.6	17.9	(74.0)
EBITDA (R$ million)	0.8	23.3	(96.5)
Operating Margin	0.6%	3.0%	(80.5)
Net Margin	0.4%	2.0%	(80.4)
EBITDA Margin	0.1%	2.6%	(97.4)
Investment Program (R$ million)	0.65	0.68	(4.2)

5.2 Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell electricity to free customes, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of electricity volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling electricity and providing services in the ACL. In March 2022, the number of Copel Mercado Livre customers was 1,665, an increase of 13.3% over the previous year. The amount of electricity sold reached 6.165 GWh, an increase of 18.6% compared to 1Q21. The chart below shows the evolution of Copel Mercado Livre in terms of amount of GWh sold and number of end consumers. For more information, consult Notice to the Market - 07/22.

Customers/Contracts
Δ13,3%
662
1,469
1,665
1Q20
1Q21
1Q22

GWh sold
Δ18,6%
2,906
5,199
6,165
1Q20
1Q21
1Q22

RESULTS | 1Q22

21

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6. ESG Performance

6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN's Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program "SDG Ambition". Copel joined the "Pact on Water and Energy Resilience" Commitment and received the Federal Government's Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

- ISE B3: Copel was ranked 11th in the Ranking of companies listed on B3's Corporate Sustainability Index (ISE B3), ranking 4th among companies in the electricity sector (Copel has been part of the index since 2005);
- Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

- The Company created the Copel Neutrality Plan 2030: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
- Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
- It is part of the portfolio of B3's Carbon Efficient Index (ICO2 B3) – 2021
- Joined the Pact on Water and Energy Resilience. Net Zero Ambition Movement – On April, 13 Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

- Listed on IGPTW B3 - average performance indicator of the quotations of companies certified by the Great Place to Work (GPTW).
- Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

- Approval of Copel's New Bylaws and creation of the following Committees: Statutory Sustainable Development Committee - CDS, Investment and Innovation Committee and Minority Shareholders' Committee.
- Increase from 2 to 3 the number of CAD members elected by non-controlling shareholders;
- Inclusion of an external and independent member in the Statutory Audit Committee;Definition of Variable Compensation with ESG goals - 2022 - 10% of PPD

Awarded the Pro-Ethics Seal 2020-2021 granted by the Federal Controller General (CGU) and ETHOS Institute – 2021Approval of the new Dividend Policy and Investment Policy;Advanced to the second level of B3 Corporate Governance.

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Priority SDG of the Brazilian Electricity Sector

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

Environmental Indicator	Carried		
	1Q21	1Q22	Δ%
Renewable sources (% Installed capacity)	93.0	93.4	0.4
Renewable sources (% Energy generated)	90.4	95.0	5.1
Waste generated (tons)	11,682	11,682	-

¹Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, soil change, and fugitive emissions)
²Scope 2 refers to indirect greenhouse gas emissions from Copel's operations
(consumption and energy loss)

Social Indicator	Carried		
	1Q21	1Q22	Δ%
Women at Copel (% Copel employees)	22.8	21.5	(5.7)
Women at Copel (% Contractors)	12.4	10.3	(16.7)
Frequency of occupational accidents - TF (% Company employees)	2.1	1.9	(9.0)
Frequency of occupational accidents - TF (% Contractors)	9.8	15.0	52.6
Frequency of occupational accidents - TG (% Company employees)	103.0	29.0	(71.8)
Frequency of occupational accidents - TG (% Contractors)	295.0	200.1	(32.2)

TF: Frequency rate of occupational accidents with leave of absence. This rate (occurrences per one million hours/men) represents exposure to risk, number of contractors involved in accidents with leave of absence or fatalities in the period considered.
TG: Accident severity rate (occurrences per one million hours/men exposed to risk) represents the sum of work days lost by all injured employees, victims of temporary total disability, and days charged for death or permanent disability in the period
ABNT – NBR 14280: 2001

Governance Indicator	Carried		
	1Q21	1Q22	Δ%
Women in leadership positions (%)	22.2	22.0	(0.9)
Women in the Board of Directors (%)	33.3	11.1	(66.7)
Independent Board Members (%)	78.0	78.0	-
Reports solved through the Whistleblowing Channel (%)¹	100.0	93.1	(6.9)

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
ISE B3	11th position 4th among the companies of the Electricity Sector in ISE B3	2022
S&P Global	CSA Score 68	2021
CDP	Classification B	2021
ICO2 B3		2021
CDP ICDPR70		2021
SUSTAINALYTICS	Medium Risk	2022
MSCI	BBB	2021
ISS	Classification C	2022

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COPEL
Pura Energia

7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD for the 1Q22:

	Consolidated
	03.31.2021
CASH GENERATED BY OPERATIONAL ACTIVITIES	1,506,286
NET CASH USED BY INVESTMENT ACTIVITIES	(534,124)
AVAILABLE CASH FLOW "ACF"	**972,162**

Copel signs a Commitment to the Adoption and Implementation of Stakeholder Capitalism Metrics

On May 10, 2022, Copel signed the Letter of Commitment to the Adoption and Implementation of the Metrics of Stakeholder Capitalism. The commitment is sponsored by the International Business Council ("IBC"), representing the business community of the World Economic Forum, and is grounded in the principles of stakeholder capitalism as the effective means of creating long-term business value and addressing the social priorities enshrined in the Sustainable Development Goals. In this sense, the initiative addresses the need for consistent and comparable ESG metrics in its main forms of reporting to stakeholders. Such measures strengthen the ability of companies and investors to monitor the progress in sustainability of other companies, enabling benchmarking actions, improving decision-making, transparency and the quality of reporting related to the creation of sustainable and shared value for the Company.

Copel Distribuição receives an amount related to the Water Scarcity Account

On May 9, 2022, Copel Distribuição received the amount of R$ 145.8 million, related to the adhesion to the Water Scarcity Account, created by Decree No. 10,939, of January 13, 2022 and regulated by Normative Resolution No. 1,008, of March 15, 2022. The amount approved through REN nº 1008/2022 for Copel Distribuição in this 1st tranche aims to cover the costs related to the following items: competences of July and August 2021.

66th Annual General Meeting and Payment of Complementary Dividends

On April 29, 2022, the 67th Annual Shareholders' Meeting ("AGO") of the Company approved the proposal for the allocation of results for the year 2021, in the amount of R$ 3.1 billion, corresponding to 65.0% of the Net Income Adjusted for the 2021 fiscal year, in accordance with the company's Dividend Policy, as follows: (i) interim interest on equity in the amount of R$ 239.6 million, paid on 11.30.2021; (ii) interim dividends in the amount of R$ 1.2 billion, paid on 11.30.2021; (iii) interim dividends for the year 2021, in the form of Interest on Equity - IOCP, in the amount of R$ 283.2 million, whose payment will occur until the end of July/2022; and (iv) additional dividend in the amount of R$1.4 billion, which payment will take place until the end of July/2022.

Copel Mercado Livre is the leading electricity seller in Brazil

The subsidiary Copel Mercado Livre, founded in 2016, reaches its sixth anniversary as the largest electricity seller in Brazil. The company sold an average of 31,830 MW in 2021 and gained the largest market share: 4.7% of the total market, in a segment with over 400 trading companies. The data was disclosed in a report released by the Electric Energy Commercialization Chamber – CCEE. In Paraná, Copel Mercado Livre ranked as the 11th largest corporation in 2021, according to a ranking released by the Diário Indústria & Comércio, with institutional support from the Federation of Commerce of Goods, Services and Tourism of Paraná (Fecomércio PR).

Copel is the largest corporation in Paraná

Copel ranked as the largest corporation in Paraná in 2021, according to a ranking released by the Diário Indústria & Comércio, with institutional support from the Federation of Commerce of Goods, Services and Tourism of Paraná (Fecomércio PR). In the II Ranking of the 100 Largest Corporations (S/A) in Paraná, Copel Distribuição ranked first place, Copel Geração e Transmissão ranked as the 8th

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COPEL
Pura Energia

largest, and Copel Mercado Livre, the Company's trading company, ranked as the 11th largest. The survey was prepared according to the financial statements and economic balance sheets published in state newspapers and in the Diário Oficial do Estado (Official Gazette) in 2021.

Survey points Copel among the most influential company in mobility

A survey carried out in partnership between the Mobilidade editorial of the newspaper O Estado de São Paulo and the Connected Smart Cities platform, selected Copel as one of the 100 companies that most influenced the mobility sector in 2021. The nomination resulted from a a consultation with 30 professionals of this segment, who selected companies based on their innovation and sustainability (ESG) practices, in addition to positive actions taken during the pandemic. Copel was a pioneer in the use of electric vehicles and, in 2018, the Company began to structure the largest electrified monorail in Brazil. In 2021, the Company launched a program for sharing and leasing electric vehicles among its internal public, in partnership with Renault do Brasil.

Copel receives the Best of Biogas award

On April 13, 2022, Copel received the Best of Biogas award during the 4th Southern Brazilian Forum on Biogas and Biomethane, held in Caxias do Sul, state of Rio Grande do Sul. The Company ranked third place in the 'best company' category. The objective is to recognize excellence by awarding the best initiatives that contributed to the growth and strengthening of the biogas chain in the Brazil during 2021. The voting process is open to the public and a total of 3,300 votes were registered for the award.

Copel starts the pilot testing of its wind farm operation in RN

Copel began the pilot tests for the first five wind turbines at the Jandaíra III wind farm, one of the four wind farms the Company is building in the municipalities of Jandaíra and Pedra Preta, state of Rio Grande do Norte. The first five generating units have a total of 17.3 MW in installed capacity. Next to the parks, a substation and a 16 km transmission line were built, which will operate at 230 kV and drain the electricity to be generated in the Complex to the National Interconnected System (SIN). The new substation has already been energized, ensuring the necessary conditions for the start of the pilot tests, which have already been authorized by the National Electric Energy Agency (ANEEL). The other wind turbines belonging to the Complex will begin operating by phases by the end of 2022, more than two years before the delivery deadline of the contracted supply. Additional information is provided at the Notice to the Market 05/22.

Copel joins the new implementation phase of the Sustainable Development Goals

Copel joined the second phase of the Territorial Approach to the Sustainable Development Goals (SDG) program of the Organization for Economic Cooperation and Development (OECD). The first phase took place from 2019 to 2021 and raised the necessary actions for the State to achieve the SDGs. In this second phase, participating organizations met during March 28 to 31, 2022, to discuss the new actions to be implemented. Under the name 'Fact-finding Mission', or survey mission, this new phase includes events focused on interviews with key actors from all sectors in the state of Paraná to identify what actions in favor of the SDG can contribute to the acceleration of the 2030 Agenda in the state.

Copel finances innovative microgrid project

A pilot project implemented in Parque Barigui, in Curitiba, will test the operation of small electric power generation as a solution for efficient management and supply in times of unavailability of the distribution network. The microgrid system is the result of a Research and Development (R&D) project carried out by Copel, in partnership with the Federal University of Paraná (UFPR) and the city of Curitiba. There is a space for charging electric vehicles with solar generation and a system that manages the microgrid, which covers part of the Imap (Curitiba Municipal Institute of Public Administration) building. At the end of the research, Copel expects to become the owner of a methodology capable of simulating future scenarios of the distribution system, anticipating the positive and negative impacts on the network.

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25

Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company's financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations
ri@copel.com
Phone: +55 (41) 3331-4011

COPEL
Pura Energia

List of Exhibit

Exhibit I - Consolidated Results

Income Statement

Balance Sheet

Cash flow

Financial Results

Adjusted EBITDA and Equity in earnings of subsidiaries

Exhibit II - Result per Subsidiary

Copel GET Income Statement

Copel DIS Income Statement

Copel COM Income Statement

Income Statement by Company

Asset by Company

Liabilities by Company

Exhibit III - Energy Market

Total Consolidated Market and Distribution Market

Energy Flow

Tariffs

Purchased Energy, Charges and Energy Balance

Exhibit IV - Operational Data

Indicators Summary

Generation

Interest in Generation

Transmission

Distribution

RESULTS | 1Q22

27

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
			R$ '000
Income Statement	1Q22	1Q21	Δ%
OPERATING REVENUES	5,587,749	4,985,793	12.1
Electricity sales to final customers	2,134,153	1,750,716	21.9
Electricity sales to distributors	1,001,675	1,152,336	(13.1)
Use of the main distribution and transmission grid	1,262,904	1,124,922	12.3
Construction revenue	487,063	374.28	-
Fair value of assets from the indemnity for the concession	42,549	28.87	-
Revenues from telecommunications	-	-	-
Distribution of piped gas	233,089	134,869	72.8
Result of Sectorial financial assets and liabilities	324,185	360,349	(10.0)
Other operating revenues	102,131	59,451	71.8
OPERATING COSTS AND EXPENSES	(4,530,050)	(4,026,307)	12.5
Electricity purchased for resale	(1,939,498)	(1,686,296)	15.0
Charge of the main distribution and transmission grid	(774,975)	(560,282)	38.3
Personnel and management	(282,325)	-309.25	-
Pension and healthcare plans	(68,085)	(61,838)	10.1
Materials and supplies	(18,236)	(16,672)	9.4
Materials and supplies for power eletricity	(85,431)	(320,162)	(73.3)
Natural gas and supplies for the gas business	(187,412)	(95,008)	97.3
Third-party services	(167,930)	(167,081)	0.5
Depreciation and amortization	(320,378)	(256,976)	24.7
Provisions and reversals	(115,948)	(74,864)	54.9
Construction cost	(476,717)	(373,372)	27.7
Other cost and expenses	(93,115)	(104,506)	(10.9)
EQUITY IN EARNINGS OF SUBSIDIARIES	112,781	86,734	30.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,170,480	1,046,220	11.9
FINANCIAL RESULTS	(213,227)	(19,132)	-
Financial income	259,875	268,329	(3.2)
Financial expenses	(473,102)	(287,461)	64.6
OPERATIONAL EXPENSES/ INCOME	957,253	1,027,088	(6.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(287,462)	(267,849)	7.3
Income tax and social contribution on profit	(273,849)	(282,105)	(2.9)
Deferred income tax and social contribution on profit	(13,613)	14,256	-
NET PROFIT continued operations	669,791	759,239	(11.8)
NET PROFIT discontinued operations	-	35,935	-
NET PROFIT	669,791	795,174	(15.8)
Attributed to shareholders of the parent company - continuous operations	664,341	751,794	(11.6)
Attributed to the controlling company's shareholders - discontinued operations	-	34,051	-
Attributed to non-controlling shareholders	5,450	9,329	(41.6)
EBITDA continued operations	1,490,858	1,303,196	14.4
EBITDA discontinued operations (Copel Telecom)	-	67,396	-
EBITDA with continued operations	1,490,858	1,370,592	8.8

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Mar-22	Mar-21	Δ%	Liabilities	Mar-22	Mar-21	Δ%
CURRENT	11,946,622	11,433,290	4.5	CURRENT	8,304,564	10,203,834	(18.6)
Cash and cash equivalents	3,970,974	2,924,126	35.8	Payroll, social charges and accruals	590,884	743,378	(20.5)
Bonds and securities	14,662	1,505	874.2	Suppliers	2,098,905	2,036,920	3.0
Collaterals and escrow accounts	167	224	(25.4)	Income tax and social contribution payable	106,146	817,502	(87.0)
Customers	4,462,212	3,631,671	22.9	Other taxes due	385,194	430,859	(10.6)
Dividends receivable	69,113	68,863	0.4	Loans, financing and debentures	3,103,606	1,769,527	75.4
CRC transferred to the State of Paraná	-	298,440	-	Minimum compulsory dividend payable	338,460	2,480,705	(86.4)
Sectorial financial assets	648,561	388,308	67.0	Post employment benefits	74,303	69,196	7.4
Account receivable related to concession	6,022	5,186	16.1	Customer charges due	621,175	31,002	1,903.7
Accounts receivable related to the concession compensation	-	-	-	Research and development and energy efficiency	284,021	434,698	(34.7)
Contract Assets	165,489	268,759	(38.4)	Accounts Payable related to concession	106,926	96,646	10.6
Other current receivables	695,540	554,596	25.4	Net sectorial financial liabilities	67,057	90,582	(26.0)
Inventories	211,997	159,094	33.3	Lease liability	48,690	41,826	16.4
Income tax and social contribution	140,026	176,428	(20.6)	Other accounts payable	466,244	251,661	85.3
Other current recoverable taxes	1,498,886	1,661,458	(9.8)	PIS and COFINS to be refunded to costumers	12,953	122,440	(89.4)
Prepaid expenses	62,973	32,274	95.1	Provision for litigation	-	-	-
Related parties	-	1,059	-	Liabilities associated with assets classified as held for sale	-	786,892	-
Assets classified as held for sale	-	1,261,299	-	NON-CURRENT	19,164,899	17,462,069	9.8
NON-CURRENT	38,363,978	35,770,856	7.2	Subsidiaries and Affiliates	-	-	-
Long Term Assets	15,610,206	16,452,231	(5.1)	Suppliers	125,249	142,218	(11.9)
Bonds and securities	367,911	302,643	21.6	Deferred income tax and social contribution	1,417,209	514,598	175.4
Other temporary investments	24,735	20,538	20.4	Other taxes due	594,156	613,595	(3.2)
Collaterals and escrow accounts	-	147,905	-	Loans, financing and debentures	8,727,864	7,866,215	11.0
Customers	81,631	49,732	64.1	Post employment benefits	1,237,254	1,436,218	(13.9)
CRC transferred to the State of Paraná	-	1,129,585	-	Research and development and energy efficiency	337,229	249,222	35.3
Judicial deposits	590,220	491,049	20.2	Accounts Payable related to concession	840,376	687,627	22.2
Sectoral financial assets	216,187	129,436	67.0	Net sectorial financial liabilities	161,912	-	-
Account receivable related to concession	2,343,393	1,964,370	19.3	Lease liability	186,781	159,998	16.7
Accounts receivable related to the concession compensation	-	-	-	Other accounts payable	558,150	434,972	28.3
Contract Assets	7,133,529	5,535,218	28.9	PIS and COFINS to be refunded to costumers	3,372,676	3,817,773	(11.7)
Other non-current receivables	829,409	818,924	1.3	Tax, social security, labor and civil provisions	1,606,043	1,539,633	4.3
Income tax and social contribution	149,055	54,755	172.2	EQUITY	22,841,137	19,538,243	16.9
Deferred income tax and social contribution	1,002,027	1,235,620	(18.9)	Attributed to controlling shareholders	22,501,365	19,237,507	17.0
Other non-current recoverable taxes	2,872,082	4,572,412	(37.2)	Share capital	10,800,000	10,800,000	-
Prepaid expenses	27	44	(38.6)	Equity valuation adjustments	415,034	340,538	21.9
Related parties	-	-	-	Legal reserves	1,457,087	1,209,458	20.5
Investments	3,093,038	2,814,120	9.9	Retained earnings	7,785,092	6,088,855	27.9
Property, plant and equipment, net	10,192,666	9,395,356	8.5	Additional proposed dividends	1,368,675	-	-
Intangible assets	9,241,688	6,913,972	33.7	Accrued earnings	675,477	798,656	(15.4)
Right to use an asset	226,380	195,177	16.0	Attributable to non-controlling interest	339,772	300,736	13.0
TOTAL	50,310,600	47,204,146	6.6	TOTAL	50,310,600	47,204,146	6.6

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	Mar-22	Mar-21
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income from continuing operations	669,791	759,239
Net income (loss) from discontinued operations	-	35,935
Net income	669,791	795,174
Adjustments to reconcile net income for the period with cash	1,024,469	858,755
Unrealized monetary and exchange variation and debt charges - net	312,139	109,984
Interest - bonus from the grant of concession agreements under the quota system	(41,919)	(30,795)
Remuneration of transmission concession contracts	(267,530)	(198,289)
Recovery of PIS / Pasep and Cofins on ICMS	(8,737)	(3,400)
Income tax and social contribution	273,849	282,105
Deferred income tax and social contribution	13,613	(14,256)
Equity in earnings of investees	(112,781)	(86,734)
Appropriation of post-employment benefits obligations	66,524	60,206
Creation for research and development and energy efficiency programs	41,434	41,137
Recognition of fair value of assets related to concession compensation	(42,549)	(28,870)
Sectorial financial assets and liabilities result	(357,229)	(397,078)
Depreciation and amortization	320,378	256,976
Net operating estimated losses, provisions and reversals	115,948	65,962
Realization of added value in business combinations	(180)	(180)
Fair value in energy purchase and sale operations	21,834	(1,133)
Derivatives fair value	2,907	(3,899)
Loss on disposal of accounts receivable related to concession	16	85
Loss on disposal of contract assets	3,636	902
Loss on disposal of property, plant and equipment	405	2,610
Loss on disposal of intangible assets	12,943	8,258
Result of write-offs of use rights of assets and liabilities of leases - net	(23)	(10)
Decrease (increase) in assets	456,743	351,564
Trade accounts receivable	85,124	269,563
Dividends and interest on own capital received	4,127	341
CRC transferred to the Government of the State of Paraná	-	92,320
Judicial deposits	9,931	(2,419)
Sectorial financial assets	224,089	131,903
Other receivables	131,030	(29,112)
Inventories	(14,218)	3,774
Income tax and social contribution	(23,502)	(6,995)
Other current taxes recoverable	49,486	(111,465)
Prepaid expenses	(9,324)	4,713
Related parties	-	(1,059)
Increase (decrease) in liabilities	25,731	(464,186)
Payroll, social charges and accruals	42,191	59,332
Related parties	-	-
Suppliers	(478,058)	(286,370)
Other taxes	196,852	(83,766)
Post-employment benefits	(50,141)	(48,406)
Sectorial charges due	422,789	(2,710)
Research and development and energy efficiency	(55,326)	(24,622)
Payable related to the concession	(26,846)	(21,667)
Other accounts payable	40,232	1,255
Provisions for legal claims	(65,962)	(57,232)
CASH GENERATED BY OPERATING ACTIVITIES	1,506,943	746,133
Income tax and social contribution paid	(125,556)	(146,433)
Loans and financing - interest due and paid	(77,479)	(40,753)
Debentures - interest due and paid	(115,772)	(67,877)
Charges for lease liabilities paid	(4,653)	(753)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	1,183,483	490,317
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	33,404
NET CASH GENERATED FROM OPERATING ACTIVITIES	1,183,483	523,721
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	116,514	(16,182)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(534,968)	(339,305)
Additions in investments	(4,830)	-100
Capital reduction of investees	61,536	-
Additions to property, plant and equipment	(170,806)	(51,628)
Additions to intangible assets	(1,567)	(2,023)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(534,121)	(409,238)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(23,474)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	(534,121)	(432,712)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	55,788	-
Payments of principal - loans and financing	(189,291)	(53,319)
Payments of principal - debentures	(5,492)	(314,012)
Amortization of principal of lease liabilities	(12,232)	(12,676)
Dividends and interest on own capital paid	(6)	(4,489)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(151,233)	(384,496)
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(754)
NET CASH USED FROM FINANCING ACTIVITIES	(151,233)	(385,250)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	498,129	(294,241)
Cash and cash equivalents at the beginning of the period	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	3,970,974	2,924,126
Cash and cash equivalents variations from discontinued operations	-	4,401
CHANGE IN CASH AND CASH EQUIVALENTS	498,129	(294,241)

Exhibit I - CONSOLIDATED RESULTS > FINANCIAL RESULT
			R$'000
	1Q22	1Q21	Δ%
Financial Revenues	259,875	268,330	0.1
Income and monetary variation on CRC transfer	-	127,721	-
Income from investments held for trading	87,944	14,475	507.6
Exchange variation on loan collateral	-	14,383	-
Late fees on electricity bills	76,417	82,535	(7.4)
Monetary restatement and adjustment to present value of accounts payable related to concession	1,286	1,243	3.5
Income from sectorial assets and liabilities	32,129	3,767	716.4
Exchange variation About Purchase Itaipu Electric Power	29,507	2,464	-
Derivatives fair value - forward contract	-	3,899	-
Tax credit recognition	8,737	3,400	157.0
Other financial revenues	23,855	14,443	135.9
Financial Expenses	(473,102)	(287,461)	64.6
Monetary variation, foreign exchange and debt service charges	(347,730)	(164,681)	111.2
Monetary variation and adjustment to present value of accounts payable related to concession	(71,475)	(75,317)	(5.1)
Exchange variation About Purchase Itaipu Electric Power	(4,600)	(26,426)	(82.6)
Pis/ Pasep and Cofins taxes over interest on equity	(374)	-	-
Income from sectorial assets and liabilities	(3,791)	-	-
Derivatives fair value - forward contract	(2,907)	-	-
Interest on R&D and PEE	(8,045)	(2,391)	236.6
Other financial expenses	(34,180)	(18,646)	83.3
Financial income (expenses)	(213,227)	(19,131)	-

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES
								R$'000
Adjusted EBITDA						1Q22	1Q21	Δ%
EBITDA continued operations						1,490.9	1,303.2	14.4
(-)/+ EBITDA Discontinued operations (Copel Telecom)						-	67.4	-
EBITDA with discontinued operations						1,490.9	1,370.6	8.8
(-)/+ Fair value in the purchase and sale of energy						21.8	(1.1)	-
(-)/+ Tariff flag account on distributed generation						(42.9)	-	-
(-)/+ Incentive Dismissal Program Reversal						(7.9)	-	-
Adjusted EBITDA with discontinued operations						1,461.9	1,369.5	6.7
(-)/+ Equity in earnings of subsidiaries						(112.8)	(86.7)	30.0
Adjusted EBITDA without earnings of subsidiaries						1,349.1	1,282.7	5.2

								R$'000
Variation in Equity in earnings of subsidiaries						1Q22	1Q21	Δ%
Joint Ventures						106,548	81,359	31.0
Voltalia São Miguel do Gostoso I Participações S.A.						(2,609)	(1,667)	56.5
Caiuá Transmissora de Energia S.A.						4,480	2,906	54.2
Integração Maranhense Transmissora de Energia S.A.						7,060	4,760	48.3
Matrinchã Transmissora de Energia (TP NORTE) S.A.						28,601	25,166	13.6
Guaraciaba Transmissora de Energia (TP SUL) S.A.						13,338	8,067	65.3
Paranaíba Transmissora de Energia S.A.						12,205	9,970	22.4
Mata de Santa Genebra Transmissão S.A.						23,572	19,858	18.7
Cantareira Transmissora de Energia S.A.						19,837	12,337	60.8
Solar Paraná						64	(38)	-
Associates						6,233	5,375	16.0
Dona Francisca Energética S.A.						1,639	2,243	(26.9)
Foz do Chopim Energética Ltda.						4,596	3,132	46.7
Others ¹						(2)	-	-
TOTAL						112,781	86,734	30.0
[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

								R$'000
Financial Information of the Participations - march/22
Subsidiaries (consolidates with copel)	Compagas		Elejor			UEGA
Total assets	905,479		833,761			624,323
Shareholder’s equity¹	527,212		(62,005)			532,147
Net operating revenue	253,647		54,867			98,032
Net Income	27,249		(21,060)			(8,430)
Associates (Equitiy in earnings of investees)	Dona Francisca		Foz do Chopim
Total assets	185,925				57,788
Shareholder’s equity¹	124,618				54,753
Net operating revenue	16,477				18,329
Net Income	7,119				12,847
Joint ventures (Equitiy in earnings of investees)	Caiuá	Cantareira	Guaraciaba	Integração Maranhense	Mata de S Genebra	Matrinchã	Paranaíba	Voltalia SMG
Total assets	296,847	1,776,378	1,536,801	543,365	3,197,232	2,722,552	1,915,804	229,207
Shareholder’s equity¹	227,463	932,993	859,089	354,333	1,343,365	1,713,080	976,031	226,958
Net operating revenue	13,240	73,831	61,429	22,421	153,860	113,104	86,730	-
Net Income	9,143	40,485	27,220	14,409	47,049	58,369	49,815	(6,271)

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

			R$'000
Income Statement	1Q22	1Q21	Δ%
OPERATING REVENUES	1,399,595	1,565,794	(10.6)
Electricity sales to final customers	83	51,411	(99.8)
Electricity sales to distributors	1,027,421	1,216,991	(15.6)
Use of the main transmission grid	315,894	248,536	27.1
Construction revenue	43,681	40,123	8.9
Other operating revenues	12,516	8,733	43.3
OPERATING COSTS AND EXPENSES	(710,413)	(894,500)	(20.6)
Electricity purchased for resale	(54,353)	(49,910)	8.9
Charges of main distribution and transmission grid	(132,466)	(114,241)	16.0
Personnel and management	(88,381)	(88,216)	0.2
Pension and healthcare plans	(20,191)	(17,695)	14.1
Materials and supplies	(3,495)	(3,246)	7.7
Materials and supplies for power eletricity	(88,177)	(326,375)	(73.0)
Third-party services	(49,003)	(47,138)	4.0
Depreciation and amortization	(190,306)	(137,547)	38.4
Provisions and reversals	(6,351)	(8,403)	(24.4)
Construction cost	(33,335)	(39,215)	(15.0)
Other cost and expenses	(44,355)	(62,514)	(29.0)
EQUITY IN EARNINGS OF SUBSIDIARIES	113,689	86,197	31.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	802,871	757,491	6.0
FINANCIAL RESULTS	(160,282)	(90,954)	76.2
Financial income	61,811	24,203	155.4
Financial expenses	(222,093)	(115,157)	92.9
OPERATIONAL EXPENSES/ INCOME	642,589	666,537	(3.6)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(179,235)	(188,003)	(4.7)
Income tax and social contribution on profit	(125,580)	(167,641)	(25.1)
Deferred income tax and social contribution on profit	(53,655)	(20,363)	163.5
NET INCOME (LOSS)	463,354	478,533	(3.2)
EBITDA	993,177	895,038	11.0

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

			R$'000
Income Statement	1Q22	1Q21	Δ%
OPERATING REVENUES	3,521,968	3,074,590	14.6
Electricity sales to final customers	1,553,540	1,299,652	19.5
Electricity sales to distributors	52,555	34,691	51.5
Use of the main distribution grid	1,040,904	974,424	6.8
Construction revenue	439,969	331,409	32.8
Fair value of assets from the indemnity for the concession	28,470	13,629	108.9
Sectorial assets and liabilities result	324,185	360,349	(10.0)
Other operating revenues	82,345	60,436	36.3
OPERATING COSTS AND EXPENSES	(3,195,367)	(2,832,810)	12.8
Electricity purchased for resale	(1,442,253)	(1,411,519)	2.2
Charges of main transmission grid	(729,815)	(539,460)	35.3
Personnel and management	(165,461)	(184,260)	(10.2)
Pension and healthcare plans	(42,945)	(39,002)	10.1
Materials and supplies	(14,068)	(13,049)	7.8
Third-party services	(108,720)	(118,233)	(8.0)
Depreciation and amortization	(108,525)	(100,054)	8.5
Provisions and reversals	(98,910)	(60,990)	62.2
Construction cost	(439,969)	(331,409)	32.8
Other cost and expenses	(44,701)	(34,833)	28.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	326,601	241,780	35.1
FINANCIAL RESULTS	22,051	23,719	(7.0)
Financial income	162,138	111,302	45.7
Financial expenses	(140,087)	(87,582)	59.9
OPERATIONAL EXPENSES/ INCOME	348,652	265,500	31.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(120,615)	(92,196)	30.8
Income tax and social contribution on profit	(134,043)	(105,831)	26.7
Deferred income tax and social contribution on profit	13,428	13,635	(1.5)
NET INCOME (LOSS)	228,037	173,304	31.6
EBITDA	435,126	341,834	27.3

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

			R$'000
Income Statement	1Q22	1Q21	Δ%
OPERATING REVENUES	1,184,042	894,499	32.4
Electricity sales to final customers	581,249	400,271	45.2
Electricity sales to distributors	600,412	492,774	21.8
Other operating revenues	2,381	1,454	63.8
OPERATING COSTS AND EXPENSES	(1,183,305)	(871,232)	35.8
Electricity purchased for resale	(1,176,409)	(865,348)	35.9
Personnel and management	(3,445)	(3,537)	(2.6)
Pension and healthcare plans	(463)	(398)	16.4
Materials and supplies	(12)	(5)	136.6
Third-party services	(960)	(855)	12.4
Depreciation and amortization	(77)	(27)	187.3
Provisions and reversals	(745)	(406)	83.7
Other cost and expenses	(1,194)	(657)	81.5
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	737	23,267	(96.8)
FINANCIAL RESULTS	6,269	3,825	63.9
Financial income	6,355	3,834	65.8
Financial expenses	(86)	(8)	940.2
OPERATIONAL EXPENSES/ INCOME	7,006	27,092	(74.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(2,364)	(9,211)	(74.3)
Income tax and social contribution on profit	(6,944)	(6,350)	9.3
Deferred income tax and social contribution on profit	4,580	(2,861)	-
NET INCOME (LOSS)	4,642	17,881	(74.0)
EBITDA	815	23,294	(96.5)

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000
Income Statement 1Q22	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	621,952	338,680	3,521,968	-	253,647	54,867	98,032	8,014	142,551	186,193	7,298	30,127	1,184,042	-	(859,620)	5,587,749
Electricity sales to final customers	83	-	1,553,540	-	-	-	-	-	-	-	-	-	581,249	-	(719)	2,134,153
Electricity sales to distributors	601,650	-	52,555	-	-	54,867	98,032	-	140,486	186,188	7,298	-	600,412	-	(739,813)	1,001,675
Use of the main distribution and transmission grid (TUSD/ TUST)	-	290,461	1,040,904	-	-	-	-	-	-	-	-	28,027	-	-	(96,488)	1,262,904
Construction revenue	-	41,587	439,969	-	3,413	-	-	-	-	-	-	2,094	-	-	-	487,063
Fair value of assets from the indemnity for the concession	-	-	28,470	-	14,079	-	-	-	-	-	-	-	-	-	-	42,549
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	-	236,116	-	-	-	-	-	-	-	-	-	(3,027)	233,089
Sectoral assets and liabilities result	-	-	324,185	-	-	-	-	-	-	-	-	-	-	-	-	324,185
Other operating revenues	20,218	6,632	82,345	-	39	-	-	8,014	2,065	5	-	6	2,381	-	(19,573)	102,131
OPERATING COSTS AND EXPENSES	(327,820)	(93,134)	(3,195,367)	-	(219,506)	(22,280)	(109,890)	(6,467)	(97,791)	(98,585)	(4,948)	(3,667)	(1,183,305)	(41,838)	874,542	(4,530,050)
Energy purchased for resale	(41,132)	-	(1,442,253)	-	-	(60)	-	-	(8,160)	(10,680)	(616)	-	(1,176,409)	-	739,810	(1,939,498)
Charges of the main distribution and transmission grid	(81,507)	-	(729,815)	-	-	(6,572)	(7,864)	-	(10,462)	(34,982)	(327)	-	-	-	96,555	(774,975)
Personnel and management	(49,206)	(33,894)	(165,461)	-	(9,766)	(1,118)	(1,331)	(3,778)	(2,835)	(623)	(293)	(198)	(3,445)	(10,376)	-	(282,325)
Private pension and health plans	(11,787)	(7,952)	(42,945)	-	(1,392)	(53)	(154)	(1,282)	(222)	(52)	(11)	(16)	(463)	(1,759)	-	(68,085)
Materials	(2,096)	(1,103)	(14,068)	-	(241)	(144)	(9)	(36)	(122)	(163)	-	(2)	(12)	(239)	-	(18,236)
Raw material and supplies - energy production	-	-	-	-	-	-	(88,177)	-	-	-	-	-	-	-	2,746	(85,431)
Natural gas and supplies for gas business	-	-	-	-	(187,412)	-	-	-	-	-	-	-	-	-	-	(187,412)
Third-party services	(20,126)	(9,509)	(108,721)	-	(3,417)	(3,252)	(5,593)	(826)	(17,983)	(10,195)	(566)	(1,429)	(960)	(6,944)	21,598	(167,930)
Depreciation and amortization	(93,256)	(3,000)	(108,525)	-	(10,550)	(9,851)	(5,924)	(468)	(48,273)	(37,076)	(2,771)	(8)	(77)	(601)	-	(320,378)
Provisions and reversals	(4,308)	(1,674)	(98,910)	-	(1,755)	-	(259)	(1)	(106)	-	-	(5)	(745)	(22,928)	14,742	(115,948)
Construction cost	-	(31,241)	(439,969)	-	(3,413)	-	-	-	-	-	-	(2,094)	-	-	-	(476,717)
Other operating costs and expenses	(24,402)	(4,761)	(44,701)	-	(1,560)	(1,230)	(579)	(76)	(9,629)	(4,815)	(364)	85	(1,194)	1,008	(907)	(93,115)
EQUITY IN EARNINGS OF SUBSIDIARIES	65,680	134,947	-	-	-	-	-	-	11,649	-	-	-	-	711,739	(811,234)	112,781
EARNINGS BEFORE INCOME TAXES	359,811	380,493	326,601	-	34,141	32,586	(11,858)	1,547	56,409	87,608	2,350	26,460	737	669,901	(796,312)	1,170,480
FINANCIAL RESULTS	(84,754)	(55,854)	22,051	-	3,068	(64,527)	4,367	213	(31,763)	6,895	113	718	6,269	(20,019)	-	(213,227)
Financial income	25,414	13,345	162,138	-	10,769	3,351	6,176	515	21,128	7,002	113	1,461	6,355	17,082	(14,973)	259,875
Financial expenses	(110,168)	(69,199)	(140,087)	-	(7,701)	(67,879)	(1,809)	(302)	(52,891)	(107)	-	(743)	(86)	(37,100)	14,973	(473,102)
OPERATIONAL EXPENSES / INCOME	275,057	324,639	348,652	-	37,209	(31,941)	(7,491)	1,760	24,646	94,503	2,462	27,178	7,006	649,882	(796,312)	957,253
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(69,806)	(63,243)	(120,615)	-	(9,960)	10,881	(940)	(628)	(11,352)	(32,125)	(266)	(1,444)	(2,364)	14,459	(61)	(287,462)
NET INCOME FROM CONTINUED OPERATIONS	205,251	261,396	228,037	-	27,249	(21,060)	(8,430)	1,132	13,294	62,378	2,197	25,734	4,642	664,341	(796,373)	669,791
NET INCOME	205,251	261,396	228,037	-	27,249	(21,060)	(8,430)	1,132	13,294	62,378	2,197	25,734	4,642	664,341	(796,373)	669,791
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	664,341
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,450
EBITDA continued operations	453,067	383,493	435,126	-	44,691	42,438	(5,933)	2,015	104,682	124,684	5,121	26,468	815	670,502	(796,312)	1,490,858

R$'000
Income Statement 1Q21	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	607,551	273,221	3,074,590	95,707	159,555	49,755	378,382	-	118,182	184,405	-	29,008	894,499	-	(879,063)	4,985,793
Electricity sales to final customers	51,411	-	1,299,652	-	-	-	-	-	-	-	-	-	400,271	-	(618)	1,750,716
Electricity sales to distributors	536,033	-	34,691	-	-	49,755	378,382	-	118,182	184,395	-	-	492,774	-	(641,876)	1,152,336
Use of the main distribution and transmission grid (TUSD/ TUST)	-	227,707	974,424	-	-	-	-	-	-	-	-	27,287	-	-	(104,496)	1,124,922
Construction revenue	-	38,402	331,409	-	2,747	-	-	-	-	-	-	1,721	-	-	-	374,280
Fair value of assets from the indemnity for the concession	-	-	13,629	-	15,241	-	-	-	-	-	-	-	-	-	-	28,869
Telecommunications	-	-	-	94,638	-	-	-	-	-	-	-	-	-	-	(94,638)	-
Distribution of piped gas	-	-	-	-	141,570	-	-	-	-	-	-	-	-	-	(6,701)	134,869
Sectoral assets and liabilities result	-	-	360,349	-	-	-	-	-	-	-	-	-	-	-	-	360,349
Other operating revenues	20,107	7,112	60,436	1,069	(3)	-	-	-	-	10	-	-	1,454	-	(30,734)	59,453
OPERATING COSTS AND EXPENSES	(301,780)	(96,382)	(2,832,810)	(83,121)	(122,592)	(16,088)	(350,241)	(19)	(89,612)	(77,851)	(178)	(3,598)	(871,233)	(30,744)	849,940	(4,026,307)
Energy purchased for resale	(30,162)	-	(1,411,519)	-	-	-	-	-	(6,811)	(12,935)	-	-	(865,348)	-	640,479	(1,686,296)
Charges of the main distribution and transmission grid	(71,425)	-	(539,461)	-	-	(4,056)	(6,934)	-	(6,805)	(35,569)	-	-	-	-	103,967	(560,282)
Personnel and management	(50,231)	(32,873)	(184,260)	(16,697)	(9,703)	(1,038)	(1,260)	(19)	(3,155)	(356)	(159)	(182)	(3,537)	(5,780)	-	(309,250)
Private pension and health plans	(10,414)	(6,862)	(39,002)	(2,683)	(1,291)	(51)	(170)	(12)	(208)	(24)	(4)	(12)	(398)	(707)	-	(61,838)
Materials	(1,730)	(1,092)	(13,049)	(560)	(178)	(63)	(3)	-	(293)	(99)	-	(31)	(5)	(130)	560	(16,672)
Raw material and supplies - energy production	-	-	-	-	-	-	(326,375)	-	-	-	-	-	-	-	6,213	(320,162)
Natural gas and supplies for gas business	-	-	-	-	(95,008)	-	-	-	-	-	-	-	-	-	-	(95,008)
Third-party services	(16,621)	(7,381)	(118,233)	(14,751)	(2,739)	(2,616)	(8,136)	58	(22,913)	(9,186)	(2)	(1,399)	(855)	(6,345)	44,038	(167,081)
Depreciation and amortization	(76,058)	(2,770)	(100,054)	(33,546)	(10,061)	(6,965)	(6,036)	(46)	(40,324)	(12,351)	(2)	(8)	(27)	(547)	31,818	(256,976)
Provisions and reversals	(2,436)	(3,405)	(60,990)	1,586	316	-	(799)	-	(1,812)	-	-	48	(407)	(11,653)	4,690	(74,864)
Construction cost	-	(37,494)	(331,409)	-	(2,747)	-	-	-	-	-	-	(1,721)	-	-	-	(373,372)
Other operating costs and expenses	(42,703)	(4,505)	(34,833)	(16,470)	(1,182)	(1,298)	(529)	(1)	(7,290)	(7,331)	(12)	(292)	(657)	(5,582)	18,175	(104,506)
EQUITY IN EARNINGS OF SUBSIDIARIES	80,434	107,247	-	-	-	-	-	-	9,329	-	-	-	-	654,695	(764,971)	86,734
EARNINGS BEFORE INCOME TAXES	386,205	284,086	241,780	12,586	36,963	33,668	28,141	(19)	37,899	106,554	(178)	25,410	23,266	623,951	(794,094)	1,046,220
FINANCIAL RESULTS	(37,004)	(23,723)	23,719	(13,209)	(392)	(67,719)	273	104	(31,294)	1,160	49	(414)	3,825	112,282	13,210	(19,132)
Financial income	12,261	3,372	111,302	6,414	2,249	4,156	2,269	106	4,577	1,365	49	309	3,834	124,296	(8,229)	268,329
Financial expenses	(49,265)	(27,095)	(87,582)	(19,623)	(2,641)	(71,875)	(1,996)	(1)	(35,872)	(205)	-	(722)	(8)	(12,014)	21,439	(287,461)
OPERATIONAL EXPENSES / INCOME	349,201	260,363	265,500	(623)	36,571	(34,051)	28,414	85	6,605	107,714	(129)	24,996	27,091	736,233	(780,884)	1,027,088
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(89,311)	(50,881)	(92,196)	232	(12,773)	11,595	(4,985)	(3)	(3,941)	(37,878)	(11)	(933)	(9,211)	15,562	6,885	(267,849)
NET INCOME FROM CONTINUED OPERATIONS	259,890	209,482	173,304	(390)	23,798	(22,456)	23,429	82	2,664	69,835	(139)	24,064	17,880	751,795	(773,999)	759,239
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	34,051	1,884	35,935
NET INCOME	259,890	209,482	173,304	(390)	23,798	(22,456)	23,429	82	2,664	69,835	(139)	24,064	17,880	785,846	(772,115)	795,174
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	751,794
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34,051
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,329
EBITDA continued operations	462,263	286,856	341,834	46,132	47,024	40,633	34,177	27	78,223	118,905	(176)	25,418	23,293	624,498	(825,912)	1,303,196

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

															R$'000
Assets - March-2022	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,430,015	6,915,052	-	441,779	178,871	270,724	24,257	892,839	383,616	11,760	87,325	846,099	2,127,308	(2,663,021)	11,946,622
Cash and cash equivalents	1,394,253	639,513	-	261,846	152,344	224,273	22,898	451,773	133,560	8,828	65,510	174,218	441,957	-	3,970,974
Bonds and securities	-	-	-	-	-	14,571	-	(0)	-	-	-	-	91	-	14,662
Collaterals and escrow accounts	-	82	-	85	-	-	-	-	-	-	-	-	-	-	167
Customers	392,434	3,581,699	-	115,276	22,013	23,592	-	79,777	71,478	2,269	6,024	465,486	-	(297,834)	4,462,212
Dividends receivable	241,183	-	-	-	-	-	-	55,875	-	-	-	0	1,562,757	(1,790,702)	69,113
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectorial financial assets	-	648,561	-	-	-	-	-	-	-	-	-	-	-	-	648,561
Account receivable related to concession	6,022	-	-	-	-	-	-	-	-	-	-	-	-	-	6,022
Contract Assets	151,968	-	-	-	-	-	-	-	-	-	13,521	-	-	-	165,489
Other current receivables	129,987	345,302	-	25,438	91	69	1	18,959	8	-	940	181,936	1,511	(8,705)	695,540
Inventories	26,276	182,540	-	2,638	90	-	252	-	-	-	201	-	-	-	211,997
Income tax and social contribution	46,254	29,299	-	2,658	3,778	7,461	843	7,848	2,535	33	616	22,499	16,200	-	140,026
Other current recoverable taxes	19,478	1,443,546	-	33,502	-	636	189	238	918	12	-	369	-	-	1,498,886
Prepaid expenses	11,785	38,836	-	336	555	122	74	6,152	117	617	513	1,590	2,277	-	62,973
Related parties	10,375	5,674	-	-	-	-	-	272,215	175,000	-	-	-	102,515	(565,780)	-
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	20,197,766	14,195,543	-	463,700	654,890	353,600	16,890	6,792,254	654,764	217,686	468,851	696,562	22,277,868	(28,626,397)	38,363,978
Long Term Assets	5,887,915	7,391,719	-	359,349	91,053	54,165	500	510,740	12,534	20	468,731	689,848	409,208	(265,578)	15,610,206
Bonds and securities	98,936	838	-	-	-	-	-	251,256	11,630	-	3,685	1,565	-	-	367,911
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	24,735	-	24,735
Collaterals and escrow accounts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Customers	-	73,289	-	-	-	-	-	8,341	-	-	-	-	-	-	81,631
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	81,392	354,905	-	67	74	6,008	500	47	-	-	23	14,220	132,984	-	590,220
Sectoral financial assets	-	216,187	-	-	-	-	-	-	-	-	-	-	-	-	216,187
Account receivable related to concession	851,398	1,238,639	-	253,356	-	-	-	-	-	-	-	-	-	-	2,343,393
Contract Assets	4,594,488	2,058,379	-	24,902	-	-	-	-	-	-	464,484	-	-	(8,724)	7,133,529
Other non-current receivables	84,067	21,219	-	39,257	2,509	-	-	-	101	-	539	674,057	7,658	-	829,409
Income tax and social contribution	103,840	18,914	-	-	1,301	-	-	-	-	-	-	-	25,000	-	149,055
Deferred income tax and social contribution	-	692,610	-	-	81,318	48,156	-	-	-	-	-	-	179,943	-	1,002,027
Other non-current recoverable taxes	73,794	2,716,739	-	41,740	-	-	-	92	802	20	-	6	38,888	-	2,872,082
Prepaid expenses	-	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	-	5,851	-	-	251,004	-	-	-	-	-	(256,854)	-
Investments	7,730,811	539	-	-	-	-	-	2,577,744	-	-	-	-	21,855,587	(29,071,643)	3,093,038
Property, plant and equipment, net	5,318,141	-	-	-	361,364	298,940	2,332	3,670,038	324,671	212,111	8	296	4,766	-	10,192,666
Intangible assets	1,202,912	6,694,067	-	87,155	202,385	73	1,647	10,855	317,559	5,555	112	4,647	3,897	710,824	9,241,688
Right to use an asset	57,987	109,218	-	17,196	88	423	12,411	22,876	-	-	-	1,771	4,410	-	226,380
TOTAL	22,627,781	21,110,595	-	905,479	833,761	624,323	41,147	7,685,093	1,038,380	229,446	556,176	1,542,661	24,405,176	(31,289,418)	50,310,600

															R$'000
Assets - March-2021	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,746,980	5,811,314	667,125	260,376	190,637	437,272	1,693	589,787	380,640	4,568	79,207	508,435	2,340,538	(1,585,281)	11,433,291
Cash and cash equivalents	622,471	952,354	281,520	121,148	98,860	132,056	1,067	453,579	293,483	4,548	59,656	56,230	128,678	(281,520)	2,924,131
Bonds and securities	-	-	-	-	-	-	-	(0)	-	-	-	1,415	90	-	1,505
Collaterals and escrow accounts	-	71	-	153	-	-	-	-	-	-	-	-	-	-	224
Customers	375,032	2,517,781	52,111	65,655	82,189	302,796	-	75,484	73,992	-	6,922	391,937	-	(312,229)	3,631,671
Dividends receivable	129,508	-	-	-	-	-	-	32,556	-	-	-	-	1,005,101	(1,098,302)	68,863
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	298,440	-	298,440
Sectorial financial assets	-	388,308	-	-	-	-	-	-	-	-	-	-	-	-	388,308
Account receivable related to concession	5,186	-	-	-	-	-	-	-	-	-	-	-	-	-	5,186
Contract Assets	257,468	-	-	-	-	-	-	-	-	-	11,291	-	-	-	268,759
Other current receivables	169,138	273,046	7,680	40,170	6,125	2,195	-	16,303	323	-	944	54,404	1,278	(18,711)	552,896
Inventories	23,856	133,200	5,946	1,743	94	-	-	-	-	-	201	-	-	(5,946)	159,094
Income tax and social contribution	38,973	14,311	24,796	662	2,815	194	566	7,212	357	20	193	80	111,045	(24,796)	176,427
Other current recoverable taxes	109,381	1,504,242	9,726	30,752	-	-	60	171	12,484	-	0	4,369	(0)	(9,726)	1,661,460
Prepaid expenses	7,302	22,824	69	92	554	30	-	1,472	-	-	-	-	-	(69)	32,275
Related parties	8,666	5,177	285,276	-	-	-	-	3,010	-	-	-	-	33,070	(334,141)	1,057
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	762,836	500,158	1,262,994
NON-CURRENT	16,823,226	14,489,104	896,549	504,723	545,673	156,311	883	5,767,065	376,840	227,082	430,434	680,359	21,275,349	(26,402,746)	35,770,852
Long Term Assets	4,837,593	8,167,377	139,112	369,167	58,652	41,759	345	486,234	12,236	-	430,282	675,996	1,826,046	(592,568)	16,452,230
Bonds and securities	101,202	795	-	8,073	-	-	-	178,049	11,049	-	3,474	-	-	-	302,644
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	20,538	-	20,538
Collaterals and escrow accounts	-	147,905	-	-	-	-	-	-	-	-	-	-	-	-	147,905
Customers	-	49,732	8,039	-	-	-	-	-	-	-	-	-	-	(8,039)	49,732
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	1,129,585	-	1,129,585
Judicial deposits	72,366	270,649	15,505	95	75	5,523	345	43	-	-	23	16,804	125,126	(15,505)	491,050
Sectoral financial assets	-	129,436	-	-	-	-	-	-	-	-	-	-	-	-	129,436
Account receivable related to concession	764,576	994,658	-	205,136	-	-	-	-	-	-	-	-	-	-	1,964,370
Contract Assets	3,759,598	1,328,729	-	30,093	-	-	-	-	-	-	426,245	-	-	(9,446)	5,535,220
Other non-current receivables	68,495	41,130	81	74,236	2,508	-	-	-	-	-	539	624,572	7,444	(81)	818,923
Income tax and social contribution	469	18,421	-	-	1,246	-	-	-	-	-	-	34,620	-	-	54,756
Deferred income tax and social contribution	-	825,272	110,301	-	48,972	36,237	-	-	343	-	-	-	297,694	(83,200)	1,235,619
Other non-current recoverable taxes	70,886	4,360,649	5,186	51,489	-	-	-	98	845	-	-	-	88,443	(5,186)	4,572,409
Prepaid expenses	-	-	-	44	-	-	-	-	-	-	-	-	-	-	44
Related parties	-	-	-	-	5,851	-	-	308,043	-	-	-	-	157,217	(471,111)	-
Investments	6,373,173	806	-	-	-	-	-	2,458,736	-	-	-	-	19,440,744	(25,459,339)	2,814,120
Property, plant and equipment, net	5,498,500	-	720,796	-	343,682	113,908	146	2,820,858	347,924	221,439	14	270	2,787	(674,967)	9,395,356
Intangible assets	52,522	6,206,526	15,547	122,840	143,119	100	307	640	16,680	5,643	138	2,449	2,237	345,221	6,913,969
Right to use an asset	61,438	114,395	21,093	12,717	221	544	85	598	-	-	-	1,644	3,535	(21,093)	195,177
TOTAL	18,570,206	20,300,419	1,563,674	765,099	736,310	593,583	2,576	6,356,852	757,480	231,650	509,641	1,188,794	23,615,887	(27,988,028)	47,204,143

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

															R$'000
Liabilities - March-22	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,794,142	4,932,325	-	266,851	108,352	77,218	19,173	435,087	169,535	3,043	32,676	674,768	1,454,304	(2,662,907)	8,304,564
Social charges and accruals	161,371	372,649	-	9,445	468	660	14,942	152	-	131	2	6,285	24,778	-	590,884
Associated companies and parent company	439,825	108,911	-	-	-	-	-	14,116	675	148	214	223	850	(564,962)	-
Suppliers	356,896	1,344,446	-	100,085	4,586	40,334	883	64,596	32,463	2,199	775	453,825	5,059	(307,243)	2,098,905
Income Tax and Social Contribution payable	29,978	25,510	-	2,133	-	-	-	10,464	37,384	229	448	-	-	-	106,146
Other taxes	36,374	314,292	-	11,815	2,013	295	22	5,423	5,758	165	196	7,948	895	-	385,194
Loans and financing	134,543	9,806	-	-	-	-	-	81,207	-	-	7,915	-	640,199	-	873,669
Debentures	835,419	821,737	-	-	-	-	-	57,769	-	-	-	-	515,012	-	2,229,937
Dividends payable	638,378	824,833	-	137,999	-	35,718	-	99,249	85,798	-	22,277	20,785	264,128	(1,790,702)	338,460
Post employment benefits	18,898	52,340	-	-	-	-	2,747	-	-	-	-	80	238	-	74,303
Customer charges due	14,080	602,957	-	-	-	-	-	-	3,910	-	228	-	-	-	621,175
Research and development and energy efficiency	62,728	218,992	-	-	1,198	119	-	-	916	-	69	-	-	-	284,021
Payables related to concession	7,333	-	-	-	99,593	-	-	-	-	-	-	-	-	-	106,926
Sectorial financial liabilities	-	67,057	-	-	-	-	-	-	-	-	-	-	-	-	67,057
Other accounts payable	11,804	32,660	-	2,931	43	87	575	180	-	-	-	80	331	-	48,690
Other bills to pay	46,515	123,183	-	2,443	452	3	4	101,931	2,631	171	554	185,542	2,814	-	466,244
PIS and Cofins to be refunded to consumers	-	12,953						-			-			-	12,953
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-		-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	6,704,765	8,391,677	-	111,416	787,414	14,960	41,112	2,242,318	105,347	3,555	55,829	473,388	449,507	(216,388)	19,164,899
Associated companies and parent company	-	-	-	-	-	-	-	251,112	-	-	-	-	5,851	(256,963)	-
Suppliers	125,249	-	-	-	-	-	-	-	-	-	-	-	-	-	125,249
Deferred income tax and social contribution	1,107,882	-	-	29,908	-	-	-	4,078	102,080	44	15,957	72,110	-	85,148	1,417,209
Tax liabilities	51,376	532,872	-	-	-	5,569	575	-	-	-	-	385	3,379	-	594,156
Loans and financing	1,264,855	16,931	-	-	-	-	-	1,353,218	-	-	31,170	-	-	-	2,666,173
Debentures	3,080,839	2,443,977	-	-	-	-	-	536,875	-	-	-	-	-	-	6,061,691
Post-employment benefits	371,835	808,238	-	10,848	-	730	28,394	-	-	-	-	2,926	14,283	-	1,237,254
Research and development and energy efficiency	38,883	286,261	-	-	-	7,026	-	-	3,267	-	1,792	-	-	-	337,229
Payables related to the concession	52,967	-	-	-	787,409	-	-	-	-	-	-	-	-	-	840,376
Sectorial financial liabilities	-	161,912	-	-	-	-	-	-	-	-	-	-	-	-	161,912
Other payables	48,688	82,048	-	14,535	5	394	12,083	23,087	-	-	-	1,745	4,197	-	186,781
Tax, social security, labor and civil provisions	42,675	7,596	-	40,014	-	-	-	70,851	-	-	-	395,586	63,969	(62,541)	558,150
PIS/Cofins to be refunded to consumers		3,372,676						-			-			-	3,372,676
Provisions for litigation	519,516	679,166	-	16,111	-	1,240	60	3,097	-	3,511	6,909	636	357,828	17,968	1,606,043
EQUITY	13,128,874	7,786,593	-	527,212	(62,005)	532,146	(19,138)	5,007,690	763,498	222,848	467,671	394,505	22,501,365	(28,410,123)	22,841,137
Attributable to controlling shareholders	13,128,874	7,786,593	-	527,212	(62,005)	532,146	(19,138)	5,007,690	763,498	222,848	467,671	394,505	22,501,365	(28,749,895)	22,501,365
Capital	5,772,757	5,359,206	-	220,966	35,503	425,662	15,085	4,809,023	409,509	223,862	217,941	237,210	10,800,000	(17,726,724)	10,800,000
Advance for Future Capital Increase	470,000	-	-	-	-	-	1,600	5,250	-	-	-	-	-	(476,850)	-
Equity valuation adjustments	553,213	(103,977)	-	(1,796)	256	240	(27,869)	-	-	-	-	(1,015)	415,034	(419,052)	415,034
Legal Reserves	792,277	306,744	-	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Profit retention reserve	4,205,112	1,808,323	-	236,600	-	107,155	-	389,758	-	-	194,887	125,460	7,785,092	(7,067,294)	7,785,092
Additional proposed dividends	857,729	188,260	-	-	-		-	-	257,394	-	8,790	10,833	1,368,675	(1,323,006)	1,368,675
Accumulated profit	477,786	228,037	-	27,249	(97,764)	(8,430)	(7,954)	(225,377)	62,378	(1,014)	25,734	4,642	675,477	(485,288)	675,477
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	339,772	339,772
TOTAL	22,627,781	21,110,595	-	905,479	833,761	624,323	41,147	7,685,093	1,038,380	229,446	556,176	1,542,661	24,405,176	(31,289,418)	50,310,600

															R$'000
Liabilities - March-21	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,956	4,850,379	104,224	160,816	105,132	325,285	132	241,431	80,926	20,210	31,959	435,786	2,753,090	(983,498)	10,203,828
Social charges and accruals	176,131	492,638	39,540	9,546	410	516	-	45	-	11	2	5,955	18,584	-	743,378
Associated companies and parent company	5,100	8,369	-	-	-	27,348	20	5,937	380	75	194	188	285,755	(333,366)	0
Suppliers	305,177	1,272,589	16,640	44,381	3,105	254,927	12	29,577	27,389	19,843	996	347,096	5,133	(289,947)	2,036,919
Income Tax and Social Contribution payable	79,080	689,951	3,215	1,919	-	5,213	61	4,695	34,131	9	639	1,805	-	(3,215)	817,502
Other taxes	23,142	378,468	7,437	7,658	1,847	3,315	0	4,391	6,020	221	252	4,406	1,137	(7,436)	430,858
Loans and financing	128,620	13,194	-	-	-	-	-	55,159	-	-	7,912	-	2,251	(3,238)	203,898
Debentures	739,363	769,841	30,054	11,609	-	-	-	43,297	-	-	-	-	1,519	(30,054)	1,565,630
Dividends payable	489,108	440,368	-	75,474	-	30,717	-	55,530	-	51	20,377	29,803	2,437,581	(1,098,302)	2,480,707
Post employment benefits	17,592	48,790	2,507	-	-	-	34	-	-	-	-	53	220	-	69,195
Customer charges due	11,665	13,788	-	-	-	-	-	-	5,360	-	188	-	-	-	31,001
Research and development and energy efficiency	64,650	354,730	-	-	8,552	3,155	-	-	2,604	-	1,007	-	-	-	434,697
Payables related to concession	6,796	-	-	-	89,850	-	-	-	-	-	-	-	-	-	96,646
Sectorial financial liabilities	-	90,582	-	-	-	-	-	-	-	-	-	-	-	-	90,582
Other accounts payable	10,348	28,591	3,218	2,187	135	90	1	85	-	-	-	61	328	(3,218)	41,827
Other bills to pay	21,185	126,041	1,614	8,040	1,233	3	4	42,713	5,043	-	392	46,420	583	(1,614)	251,656
PIS and Cofins to be refunded to consumers	-	122,440	-	-	-	-	-	-	-	-	-	-	-	-	122,440
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	786,892	786,892
NON-CURRENT	5,290,142	8,063,822	749,663	85,426	640,144	6,659	975	1,723,721	1,232	2,669	60,880	376,034	1,625,289	(1,164,588)	17,462,069
Associated companies and parent company	-	-	-	-	-	-	-	308,118	-	-	-	-	5,851	(313,969)	-
Suppliers	142,218	-	-	-	-	-	-	-	-	-	-	-	-	-	142,218
Deferred income tax and social contribution	383,287	-	-	33,225	-	-	-	13,346	-	4	13,372	82,514	-	(11,149)	514,599
Tax liabilities	47,836	557,452	14,762	-	-	4,638	345	-	-	-	-	292	3,033	(14,762)	613,596
Loans and financing	1,309,149	180,637	-	-	-	-	-	788,051	-	-	38,953	-	792,664	(153,979)	2,955,475
Debentures	2,257,264	1,615,732	640,166	-	-	-	-	538,053	-	-	-	-	499,692	(640,166)	4,910,741
Post-employment benefits	417,706	946,436	47,102	10,334	-	660	547	-	-	-	-	3,354	10,079	-	1,436,218
Research and development and energy efficiency	63,006	183,360	-	-	-	-	-	-	1,232	-	1,624	-	-	-	249,222
Payables related to the concession	47,570	-	-	-	640,057	-	-	-	-	-	-	-	-	-	687,627
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	52,435	89,807	18,395	11,697	86	511	83	557	-	-	-	1,586	3,236	(18,395)	160,000
Tax, social security, labor and civil provisions	36,921	6,064	-	29,621	-	-	-	73,019	-	-	-	287,743	7,876	(6,276)	434,969
PIS/Cofins to be refunded to consumers	-	3,817,773	-	-	-	-	-	-	-	-	-	-	-	-	3,817,773
Provisions for litigation	532,750	666,561	29,237	549	-	851	-	2,578	-	2,665	6,931	545	302,858	(5,893)	1,539,632
EQUITY	11,202,108	7,386,217	709,787	518,857	(8,966)	261,639	1,469	4,391,700	675,322	208,771	416,802	376,973	19,237,508	(25,839,942)	19,538,246
Attributable to controlling shareholders	11,202,108	7,386,217	709,787	518,857	(8,966)	261,639	1,469	4,391,700	675,322	208,771	416,802	376,973	19,237,508	(26,140,679)	19,237,509
Capital	5,765,226	5,341,443	695,422	220,966	35,503	425,662	11,049	4,439,258	406,363	194,062	159,941	159,090	10,800,000	(17,853,984)	10,800,000
Advance for Future Capital Increase	-	-	5,000	-	-	-	-	9,611	3,145	14,935	-	29,850	-	(62,541)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	557,147	(213,925)	446	(2,090)	256	239	1,628	-	-	-	-	(1,437)	340,538	(342,263)	340,538
Legal Reserves	657,881	263,850	9,310	42,326	-	-	-	14,623	16,155	-	16,139	14,689	1,209,458	(1,034,972)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	233,858	-	-	-	169,521	-	-	202,118	156,901	6,088,855	(5,300,355)	6,088,855
Additional proposed dividends	602,540	420,718	-	-	-	-	-	-	179,822	-	14,541	-	-	(1,217,621)	-
Accrued earnings (losses)	482,184	173,304	(391)	23,798	(44,724)	(164,262)	(11,208)	(241,313)	69,836	(226)	24,064	17,881	798,656	(328,942)	798,658
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	300,737	300,737
TOTAL	18,570,206	20,300,419	1,563,674	765,099	736,310	593,583	2,576	6,356,852	757,480	231,650	509,641	1,188,794	23,615,887	(27,988,028)	47,204,143

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	Mar-22	Mar-21	Δ%
	Average MW
Copel Geração e Transmissão	276	217.97	201.89	8.0
Auction CCEAR 2011 - 2040 ( HPP Mauá)	101	252.48	233.73	8.0
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	275.87	253.90	8.7
Auction - CCEAR 2015 - 2044 (HPP Colíder)	130	192.29	178.30	7.8
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	38	202.37	186.70	8.4
Copel Distribuição				-
Concession holders in the State of Paraná	15	235.12	217.59	8.1
Total / Tariff Weighted Average Supply		217.97	202.66	7.6
Contains PIS and COFINS. Net of ICMS.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Mar-22	Mar-21	Δ%
	Average MW
Itaipu [1]	564	264.37	329.91	(19.9)
Auction – CCEAR 2010 – H30	73	259.53	240.18	8.1
Auction – CCEAR 2010 – T15 [2]	60	405.65	108.99	272.2
Auction – CCEAR 2011 – H30	60	267.57	247.62	8.1
Auction – CCEAR 2011 – T15 [2]	54	207.78	435.20	(52.3)
Auction – CCEAR 2012 – T15 [2]	108	161.44	160.17	0.8
Auction – CCEAR 2016 – T20 [2]	27	207.68	187.54	10.7
Angra	106	335.41	225.84	48.5
CCGF [3]	703	114.83	105.64	8.7
Santo Antônio	144	166.05	153.67	8.1
Jirau	240	146.11	135.21	8.1
Others Auctions [4]	636	208.53	228.28	(8.7)
Total / Average Purchuse Tariff	2,774	198.43	205.47	(3.4)
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Mar-22	Mar-21	Δ%

Industrial		533.92	497.28	7.4
Residential		535.12	485.83	10.1
Commercial		634.04	577.18	9.9
Rural		590.01	500.75	17.8
Other		405.30	356.05	13.8
Retail Tariff supply average tariff		592.33	538.08	10.1
Demand average tariff (R$/kW)		29.70	26.52	12.0

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

			R$'000
Electricity Purchased for Resale	1Q22	1Q21	Δ%
Purchase of energy in the regulated party - CCEAR	870,197	843,139	3.2
Itaipu Binacional	350,166	447,913	(21.8)
Câmara de Comercialização de Energia - CCEE	69,949	111,538	(37.3)
(-) Transfer CDE and ACR funds - CCEE	-	-	-
Micro and mini generators and customer repurchase	179,481	63,528	182.5
Proinfa	110,487	67,369	64.0
Bilateral Agreements	573,826	367,749	56.0
Fair value in the purchase and sale of energy	21,834	-	-
(-) PIS/Pasep and Cofins	(236,442)	(214,939)	10.0
TOTAL	1,939,499	1,686,296	15.0

			R$'000
Charges of the main distribution and transmission grid	1Q22	1Q21	Δ%
System usage charges	436,603	419,210	4.2
Itaipu transportation charges	32,879	42,570	(22.8)
Charge reserve energy - EER	62,279	3,595	1,632.4
System Service Charges - ESS	329,524	160,690	105.1
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(86,311)	(65,784)	31.2
TOTAL	774,974	560,282	38.3

Exhibit III - ENERGY MARKET> ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET	2022	2023	2024	2025	2026
Own Resources GeT*	2,233	2,240	2,223	1,662	1,661
Own Resources SPP and Wind Farm	387	392	392	392	392
Purchases	153	15	15	15	-
TOTAL OWN RESOURCES + SOLD	2,773	2,647	2,631	2,070	2,054
TOTAL SOLD	2,307	2,035	1,429	1,225	1,000
Sales (Regulated)	598	781	649	664	664
Sales (Regulated) %	21%	30%	25%	32%	33%
Sales (Free Market)	1,709	1,254	780	562	336
Sales (Free Market) %	62%	47%	29%	27%	16%
Total Available	466	613	1201	844	1054
Total Available (%)	17.0%	23.0%	46.0%	41.0%	51.0%
Avarege price of energy sold (R$)	201.85	205.12	195.53	194.95	200.33

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET

Copel’s Consolidated Market	Number of Customers / Agreements			Sold Energy (GWh)
	Mar-22	Mar-21	∆%	1Q22	1Q21	∆%

Copel DIS	4,950,104	4,866,599	1.7	5,686	5,473	3.9
Captive Market 1	4,949,803	4,865,973	1.7	5,319	5,051	5.3
Concessionaries and Licensees	7	7	-	23	20	15.0
CCEE (Assigments MCSD EN)	272	608	(55.3)	52	174	(70.1)
CCEE (MVE)	22	11	100.0	173	102	69.4
CCEE (MCP)	-	-	-	120	126	(5.1)
Copel GeT	365	260	40.6	4,495	4,455	0.9
CCEAR (Copel DIS)	3	3	-	31	31	(0.5)
CCEAR (other concessionaries)	101	101	-	567	588	(3.6)
Free Customers	1	15	(93.3)	-	328	-
Bilateral Agreements (Copel Mercado Livre)	191	130	46.9	3,692	3,314	11.4
Bilateral Agreements 2	15	11	36.4	150	194	(22.4)
CCEE (MCP) 3	54	-	-	54	-	-
Wind Farms Complex	352	344	2.3	805	658	22.3
CCEAR (Copel DIS)	6	6	-	8	8	-
CCEAR (other concessionaries)	328	328	-	318	318	-
CER	10	10	-	226	226	-
Bilateral Agreements (Copel Mercado Livre)	5	-	-	79	-	-
Bilateral Agreements 2	3	-	-	102	-	-
CCEE (MCP) 3	-	-	-	72	106	(32.1)
Copel Mercado Livre	1,665	1,469	13.3	6,165	5,199	18.6
Free Customers	1,461	1,215	20.2	2,922	1,967	48.5
Bilateral Agreements (Group Companies)	5	22	(77.3)	97	311	(68.7)
Bilateral Agreements 2	199	232	(14.2)	3,080	2,885	6.8
CCEE (MCP)	-	-	-	65	36	82
Total Copel Consolidated	4,952,486	4,868,672	1.7	17,151	15,785	8.7
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
¹ For the billed market, the Compensated Energy from Distributed Mini and  Microgeneration (MMGD) is discounted, in the amounts of 274GWh for 1Q22 and 139GWh for 1Q21.
2 Includes Short Term Sales Agreements and CBR 3 Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.
Copel Distribuição's grid market	Number of Costumers			Consumed Energy (GWh)
	Mar-22	Mar-21	∆%	1Q22	1Q21	∆%
Residential	4,064,683	3,972,255	2.3	2,267	2,108	7.5
Industrial	71,263	71,923	(0.9)	2,944	2,880	2.2
Captive	70,230	71,020	(1.1)	516	560	(8.0)
Free	1,033	903	14.4	2,428	2,319	4.7
Commercial	424,952	416,301	2.1	1,705	1,522	12.0
Captive	423,646	415,231	2.0	1,207	1,101	9.6
Free	1,306	1,070	22.1	498	421	18.4
Rural	338,409	347,199	(2.5)	744	716	4.0
Captive	338,366	347,169	(2.5)	712	689	3.3
Free	43	30	43.3	32	26	20.7
Others	52,890	60,308	(12.3)	620	594	4.3
Captive	52,878	60,298	(12.3)	618	593	4.3
Free	12	10	20.0	2	1	26.6
Total Captive Market	4,949,803	4,865,973	1.7	5,319	5,051	5.3
Total Free Market	2,394	2,013	18.9	2,960	2,767	7.0
Supply to Concessionaries	7	7	-	230	222	3.7
Total Grid Market	4,952,204	4,867,993	1.7	8,510	8,041	5.8
Distributed Mini and Microgeneration (MMGD) 1	-	-	-	(274)	(136)	101.7
Grid Market with MMGD	-	-	-	8,236	7,905	4.2

Exhibit III - ENERGY MARKET> ENERGY FLOW
														GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		COMBINED		ELIMINATIONS		CONSOLIDATED
	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21
Own Generation	-	-	3,134	4,908	492	514	-	-	3,626	5,422	-	-	3,626	5,422
Purchased energy	6,328	6,283	1,679	241	108	104	6,165	5,199	14,280	11,827	3,971	3,664	10,309	8,163
Copel Mercado Livre	-	-	97	207	-	104	-	-	97	311	97	311	-	-
Companies of the group	39	39	-	-	-	-	3,835	3,314	3,874	3,353	3,874	3,353	-	-
Itaipu	1,300	1,340	-	-	-	-	-	-	1,300	1,340	-	-	1,300	1,340
Auction – CCEAR	3,080	2,983	-	-	-	-	-	-	3,080	2,983	-	-	3,080	2,983
CCEE (MCP)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Angra	229	241	-	-	-	-	-	-	229	241	-	-	229	241
CCGF	1,484	1,493	-	-	-	-	-	-	1,484	1,493	-	-	1,484	1,493
Proinfa	99	99	-	-	-	-	-	-	99	99	-	-	99	99
Other (1)	97	88	-	-	108	-	2,330	1,862	2,535	1,950	-	-	2,535	1,950
Elejor	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dona Francisca	-	-	33	34	-	-	-	-	33	34	-	-	33	34
MRE Receipt	-	-	1,549	-	-	-	-	23	1,549	23	-	-	1,549	23
Avaiable	6,328	6,283	4,813	5,149	600	618	6,165	5,199	17,906	17,249	3,971	3,664	13,935	13,585
Captive Market	5,319	5,051	-	-	-	-	-	-	5,319	5,051	-	-	5,319	5,051
Concessionaires (2)	23	20	-	-	-	-	-	-	23	20	-	-	23	20
CCEE concessionaire supply (3)	-	-	42	41	-	-	-	-	42	41	-	-	42	41
CCEE (MCSD EN Assignments) (4)	52	174	-	-	-	-	-	-	52	174	-	-	52	174
CCEE (MVE) (5)	173	102	-	-	-	-	-	-	173	102	-	-	173	102
CCEE (MCP) (6)	120	126	54	(115)	72	106	66	36	312	153	-	-	312	153
Free Customers	-	-	-	328	-	-	2,922	1,967	2,922	2,295	-	-	2,922	2,295
Bilateral Agreements	-	-	108	154	102	-	3,080	2,885	3,290	3,039	-	-	3,290	3,039
Auction – CCEAR (7)	-	-	567	588	318	318	-	-	885	906	-	-	885	906
MRE assignment (8)	-	-	255	808	-	-	-	-	255	808	-	-	255	808
CER (9)	-	-	-	-	226	226	-	-	226	226	-	-	226	226
Copel Mercado Livre	-	-	3,756	3,314	79	-	-	-	3,835	3,314	3,835	3,314	-	-
Companies of the group	-	-	31	31	8	8	97	311	136	350	136	350	-	-
Losses and Differences	641	810	-	-	(205)	(40)	-	-	436	770	-	-	436	770
Basic network losses	181	142	-	-	-	-	-	-	181	142	-	-	181	142
Distribution losses	378	592	-	-	-	-	-	-	378	592	-	-	378	592
CG contract allocation (10)	82	76	-	-	-	0	-	-	82	76	-	-	82	76

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Short-Term Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

ENERGY FLOW CONSOLIDATED 1Q22

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2018	2019	2020	2021	22-Mar
Geração e Transmissão	1,660	1,620	1,533	1,523	1,528
Distribuição	5,364	4,964	4,641	4,430	4,323
Telecomunicações	478	412	355	0	0
Holding	75	61	96	169	89
Comercialização	34	38	42	44	49
Serviços	-	-	-	217	-
TOTAL	7,611	7,095	6,667	6,383	5,989

Cotrolated Staff List	2018	2019	2020	2021	22-Mar
Compagás	159	148	142	133	133
UEG Araucária	17	16	17	15	15
Elejor	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,151.5
Thermoelectric	1		20.0		10.3
Wind	34		870.0		357.8
Total Copel GET	53		5,758.5		2,519.6
Interest	Amount		Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	8		500.6		273.8
Thermoelectric	1		393.1		216.8
Wind	5		52.9		28.0
Solar	1		1.1		-
Total Participations	15		947.8		518.6
TOTAL	68		6,706		3,038

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,638		793.7
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,978		431.2
Substation (amount)		8
TOTAL	TL	9,616		1,224.9
	Substation	53

DISTRIBUTION
Distribution lines (km)	204,125			Captive customers	4,949,803
Substations	383			Customers by distribution employee	1,145
Installed power substations (MVA)	11,590			DEC (in hundredths of an hour and minute)	7.32
Municipalities served	395			FEC (number of outages)	4.82
Locations served	1,113

MERCADO LIVRE
Number of contracts	1,665
Energy sold (GWh)	6,165

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,151.5	3,112.0
Large hydroelectric power plant (HPP)	4,801.8	2,109.0	3,039.8
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	603.3	688.2	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	578.5	830.1	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	605.6	601.6	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	109.0	287.6	01.03.2053
- Regime de Cotas (70%)	182.0	76.3	201.3
- Copel GeT(30%)	78.0	32.7	86.3
Colíder(5)	300.0	178.1	571.0	01.30.2046
Guaricana(5)	36.0	16.1	47.5	07.21.2028
Bela Vista(2)	29.8	18.4	13.7	01.02.2041
Small hydroelectric power station (SHP)	57.1	37.3	63.4
Cavernoso (5)	1.3	1.0	0.2	06.23.2033
Cavernoso II(5)	19.0	10.6	6.1	12.06.2050
Chaminé (5)	18.0	11.6	30.8	08.02.2028
Apucaraninha (5)	10.0	6.7	12.5	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	12.1	06.21.2032
São Jorge (5)	2.3	1.5	1.7	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	8.8
Marumbi	4.8	2.4	6.8	(6)
Chopim I	2.0	1.5	0.0	(3)
Melissa	1.0	0.6	0.9	(3)
Salto do Vau	0.9	0.6	0.9	(3)
Pitangui	0.9	0.1	0.3	(3)
Thermal Power Plant	20.0	10.3	0.0
Figueira	20.0	10.3	0.0	03.27.2019
Wind Power Plants	870.0	357.8	493.9
Eólica de Palmas (4)	2.5	0.4	0.6	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	61.0
GE Boa Vista S.A.	14.0	5.2	6.3	04.28.2046
GE Farol S.A.	20.0	8.8	12.9	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	21.2	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	20.6	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	100.0
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	15.6	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	13.5	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	13.1	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	16.2	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	14.3	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	19.2	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	8.2	04.09.2047
Complexo Eólico Cutia	180.6	71.4	113.1
UEE Cutia S.A.	23.1	9.6	14.6	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	12.7	05.11.2050
UEE Guajiru S.A.	21.0	8.3	12.0	01.05.2042
UEE Jangada S.A.	27.3	10.3	19.7	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	16.1	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	18.5	05.11.2050
UEE Potiguar S.A.	27.3	11.5	19.4	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	73.3
CGE São Bento do Norte I S.A.	23.1	10.1	13.1	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	16.3	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	13.6	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	10.2	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	11.0	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	9.0	08.04.2050
Complexo Eólico Vilas (8)	186.9	99.8	145.8
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	25.8	01.14.2054
Vila Maranhão I	32.0	17.8	25.3	01.11.2054
Vila Maranhão II	32.0	17.8	25.8	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	17.8	23.9	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	45.0	12.06.2054
Complexo Jandaira	90.1	0.0	0.0
Jandaira I	10.4	0.0	0.0	04.02.2055
Jandaira II	24.3	0.0	0.0	04.02.2055
Jandaira III	27.7	0.0	0.0	04.02.2055
Jandaira IV	27.7	0.0	0.0	04.02.2055
TOTAL	5,758.5	2,519.6	3,605.8
(1) RAG of R$139.7 million, updated by Aneel's Resolution No. 2,902, of July 20, 2021.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.	(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.
(7) Plant in the process of modernization.
(8) Generation only for the month of Dec/2021.
	* Considers internal consumption of generators.

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,113.9	515.6	500.6	273.8
Large hydroelectric power plant (HPP)		1,078.7	490.3	485.9	263.1
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	197.7	184.1	100.8	05.27.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	69.2	84.0	48.4	06.11.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	63.8	84.0	44.7	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	75.9	28.8	17.5	09.21.2037
Small hydroelectric power station (SHP)		35.2	25.3	14.7	10.7
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	12.19.2032
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	12.19.2032
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	08.15.2032
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.9	28.0	03.26.2047
Solar		2.3	-	1.1	-
Solar Paraná	COPEL - 49%	2.3	-	1.127	-	09.15.2046
TOTAL		1,708.3	839.7	947.8	518.6
[1] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
[2] GSF reconciliation under approval. New term of the concession after approval: 08.15.2032.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,063	35	12,440	460.9	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	15.9	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.2	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	13.8	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	37.5	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.7	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	10.5	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	11.1	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	11.2	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	23.3	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	254	4	900	133.3	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	14.8	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	21.5	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.0	03.04.2035
Subtotal Copel GeT [7]			3,638	45	15,362	793.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	12.8	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	19.3	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	115.3	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	52.3	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	38.3	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	58.6	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	885	1	3,600	134.6	05.14.2044
Subtotal SPCs [8]			5,978	8	5,100	431.2
Total			9,616	53	20,462	1,224.9
[1] Proportional to Copel's interest in the project. Values referring to the 2021/2022 cycle according to REH 2,959/2021, without considering the adjustment portion (PA). It considers assets that came into operation until 03.31.2022.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2042). The value of the APR for the 2021-2022 cycle, excluding the RBSE, according to REH 2,959/21, is R$95.1 million. This value refers to the additional APR from reinforcements and improvements.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	Km of lines
4,952,204	1,113	395	13,8 kV	-	109,530
			34,5 kV	234	87,383
			69 kV	36	755
			138 kV	113	6,457
				383	204,125

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	4,949,803
Copel Dis employees	5,364	4,964	4,641	4,430	4,323
Consum/Emp	865	949	1,042	1,112	1,145

QUALITY OF SUPPLY

	Jan-Mar	DEC ¹ (hours)	FEC ² (outages)
	2018	10.31	6.22
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.22	4.83
	2022	7.32	4.82
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Mar-18	6.05%	6.05%	4.70%	4.89%	8.07%	8.15%
Mar-19	6.05%	5.92%	4.70%	3.91%	8.10%	7.76%
Mar-20	6.05%	5.98%	4.70%	2.79%	8.14%	7.29%
Mar-21	6.05%	6.00%	4.70%	4.27%	8.16%	7.97%
Mar-22	5.79%	5.74%	4.47%	3.46%	7.77%	7.32%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.